File No.  070-10285

As filed with the Securities and Exchange Commission on April 7, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FIRST AMENDED FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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PNM Resources, Inc.
Alvarado Square
Albuquerque, NM 87158

Cascade Investment, L.L.C.
2365 Carillon Point
Kirkland, WA 98033

William H. Gates III
One Microsoft Way
Redmond, WA 98052

(Names of companies or persons filing this statement and
addresses of principal executive offices)

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PNM Resources, Inc.

(Name of top registered holding company)

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Patrick T. Ortiz
Senior Vice President, General Counsel and Secretary
PNM Resources, Inc.
Alvarado Square MS-2822
Albuquerque, NM 87158

(Name and address of agent for service)

The Commission is also requested to send copies of any
Communication in connection with this matter to:

Terry Horn Vice President and Treasurer PNM Resources, Inc. Alvarado Square Albuquerque, NM 87158	Robert Edwards Troutman Sanders LLP 600 Peachtree Street, NE Suite 5200 Atlanta, GA 30308-2216 (Counsel for PNM Resources, Inc.)
Irene Song Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033	Andrew MacDonald Thelen Reid & Priest LLP 701 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (Counsel for Cascade Investment, L.L.C., and William H. Gates, III)
SW Acquisition, L.P. 4100 International Plaza P. O. Box 2943 Fort Worth, Texas 76102	M. Douglas Dunn Milbank, Tweed, Hadley & McCloy LLP One Chase Manhattan Plaza New York, New York, 10005 (Counsel for SW Acquisition, L.P.)

TABLE OF CONTENTS

ITEM 1.	DESCRIPTION OF PROPOSED TRANSACTION		1
A.	Introduction		1
B.	Description of the Parties to the Transaction		2
	i.	PNM Resources and its Subsidiaries	2
	ii.	TNP Enterprises, Inc. and its Subsidiaries	7
	iii.	Cascade Investment, L.L.C.	10
C.	Description of the Transaction		12
	(i)	The Acquisition	12
D.	Sources and Uses of Funds, Financial Condition and Capital Structure of PNM Resources and TNP Enterprises Before and After the Transaction		16
E.	Accounting for the Transaction		19
F.	Operational Effects of the Transaction		20
ITEM 2.	FEES, COMMISSIONS and EXPENSES		24
ITEM 3.	APPLICABLE STATUTORY PROVISIONS		24
A.	General Overview of Applicable Statutory Provisions.		24
B.	Section by Section Analysis		25
	i.	Section 9(a) (2) - Acquisition of TNP Enterprises Common Shares	25
	ii.	Section 10(b) - Commission to Approve if Three Requirements Met	26
		(a) Section 10(b)(1) - Interlocking Relations/Concentration of Control	26
		(b) Section 10(b)(2) - Consideration and Fees	29
		(c) Section 10(b)(3) - Complicated Capital Structure; No Detriment to Protected Interests	31
		(D) Retention of Other Businesses	44
		(E) The Transaction Will Satisfy the Requirements of Section 11(b)(2) as incorporated by Section 10(c)(1)(vi)	44
		(b) Section 10(c)(2) - Economies and Efficiencies	45
		(c) Section 10(f) - Compliance with State Law	46
C.	Intra-system Transactions		46
ITEM 4.	REGULATORY APPROVALS		47
A.	Antitrust		47
B.	Federal Power Act		47
C.	State Public Utility Regulation		47
ITEM 5.	PROCEDURE		48
ITEM 6.	EXHIBITS AND FINANCIAL STATEMENTS		48
A.	Exhibits		48
B.	Financials Statements		50
ITEM 7.	INFORMATION AS TO ENVIRONMENTAL EFFECTS		50

i

APPLICATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
FOR
AUTHORIZATION OF ACQUISITION OF PUBLIC UTILITY COMPANY

ITEM 1.           DESCRIPTION OF PROPOSED TRANSACTION

            Applicants restate the Application pending in this file in its entirety

A.        Introduction

In this Application, PNM Resources, Inc. ("PNM Resources"), a New Mexico corporation and a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), Cascade Investment, L.L.C. ("Cascade") and William H. Gates III ("Mr. Gates")  (individually as a "Party" and collectively as the "Applicants" or the "Parties") seek approval pursuant to the provisions of the Act as may be applicable to each Party, including Sections 9, 10, 11, and 13(b) of the Act and applicable Commission rules, including Rules 90 and 91,to engage in the transactions described below (hereinafter the "Transaction").  In connection with the Transaction, PNM Resources is also requesting authorization pursuant to Sections 6, 7 and 12 of the Act and applicable Commission rules to amend its Restated Articles of Incorporation ("Restated Articles") in the event its shareholders approve such amendment at its annual meeting of shareholders to be held on May 17, 2005.[1]

In summary, PNM Resources, a moderately sized registered holding company which maintains investment-grade access to capital markets, proposes to acquire all of the outstanding voting securities of a small holding company, TNP Enterprises, Inc. ("TNP Enterprises"), with subsidiary electric utility operations in Texas and New Mexico conducted by its Texas-New Mexico Power Company ("TNMP") subsidiary.[2]

[1]  PNM Resources is currently authorized pursuant to PNM Resources, Inc., HCAR No. 27934 (December 30, 2004) to issue various types of equity and debt securities, including so-called equity-linked securities in the form of Stock Purchase Units.  The financing plan that provided the basis for the authority extended by the Commission HCAR No. 27934 included the acquisition of TNP Enterprises, and no new financing authorizations are required by the Transaction.  As explained in Item 1.C.ii. below, PNM Resources intends to finance a portion of the purchase price for TNP Enterprises by issuing a series of Stock Purchase Units to Cascade, certain terms of which require that PNM Resources seek an amendment to its Restated Articles of Incorporation.  The amendment requires shareholder approval, but the issuance of the Stock Purchase Units to Cascade is not dependent upon receipt of shareholder approval. On March 30, 2005, the Commission authorized the solicitation of shareholder proxies pursuant to Rule 62.

[2] As of December 31, 2004, PNM Resources and TNP Enterprises reported assets of $3,487,635,000 and  $1,291,937,000 respectively. PNM Resources and TNP Enterprises operating revenues for calendar 2004 were $1,604,792,000 and $718,880,000, respectively. PNM Resources and TNP Enterprises had operating income for 2004 in the amount of $112,898,000, and $109,216,000, respectively.

The Transaction will improve the smaller system's access to capital markets, causing it to achieve investment-grade quality, and achieve economies of scale for the combined system, furthering the integration of electric properties in the region.  The Transaction will substantially reduce the debt leverage of the acquired company, bringing its leveraging within standards acceptable under the Act, and reducing annual financing costs associated with the acquired operations by at least $ 40 million per year. As a result of the Transaction PNM Resources will have the benefits of a broader customer base and will be able to achieve benefits of economies of scale. As a result of the Transaction cost savings will be provided to utility customers in New Mexico as well as Texas.

As described below, Cascade currently owns about 8.68 %of the outstanding common stock of PNM Resources.  As a result of such preexisting stock ownership, Cascade and Mr. Gates will be deemed to have indirectly acquired 5% or more of the outstanding voting securities of TNMP in the Transaction.[3]  Accordingly, Cascade and Mr. Gates also seek approval under Sections 9(a) (2) and 10 of the Act for their participation in the Transaction.

Part B of Item 1 below describes the Parties and their operations.  Part C of Item 1 describes the Transaction that is the subject matter of this Application.  Part D of Item 1 describes the capital structure of the Parties before and after the Transaction, and Part E of Item 1 describes the accounting for the Transaction, and Part F of Item 1 describes operating effects of the Transaction.

The authority requested herein will only be exercised to the extent consistent with other applicable law and will not be exercised or asserted in derogation of any state public utility law, regulation, or order.

B.         Description of the Parties to the Transaction

i.          PNM Resources and its Subsidiaries

PNM Resources is a holding company incorporated on March 3, 2000.  PNM Resources became a public utility holding company on December 31, 2001, and conducts its operations consistent with the order of the New Mexico Public Regulation Commission ("NMPRC") which authorized the holding company structure.  Except for certain corporate support services provided to its subsidiaries at cost pursuant to that order, PNM Resources conducts no business operations other than as a holding company.  PNMR Services Company ("Services") is a subsidiary service company, which provides services at cost to the subsidiaries of PNM Resources.  PNM Resources filed a notice of registration under the Act on December 30, 2004, and transferred its service functions to Services on January 1, 2005.[4]

[3] See Unitil Corporation, et al., HCAR No. 25524 (April 24, 1992), n. 1.

[4] The transition to a service company is similar to that referenced in NiSource, Inc., HCAR No. 27263 (October 30, 2000). On January 28, 2005, Services filed an application in File No. 70-10248 seeking a finding by the Commission that its operations satisfy the requirements for a subsidiary service company under Section 13 of the Act and Rule 88 and representing that it provides services at cost in accordance with the rules of the Commission.

PNM Resources' only public-utility company subsidiary is Public Service Company of New Mexico ("PNM"), a New Mexico corporation incorporated on May 9, 1917.  PNM is an integrated electric and gas public utility company.  It is engaged in the generation, transmission, and distribution of electric energy at retail in the State of New Mexico and makes sales for resale ("wholesale" sales) of electricity in interstate commerce.  PNM is also engaged in the distribution of natural gas in the State of New Mexico, and in that capacity engages in incidental off-system wholesale sales of natural gas.  PNM had electric revenues for 2004 of $558,412,000 excluding wholesale sales. Its 2004 electric wholesale sales revenues were $554,634,000.  Its natural gas revenues for 2004 were $ 490,921,000.

PNM Resources' current non-utility activities are conducted through Avistar, Inc. ("Avistar"), a company engaged solely in developing and marketing power system technologies, activities that constitute energy-related activities within the meaning of Rule 58.  17 C.F.R. § 250.58(b)(vii)(the sale of technical, operational, management, and other similar kinds of services and expertise developed in the course of utility operations in areas such as power plant and transmission engineering, development design and rehabilitation; construction, maintenance, and operation; fuel procurement, development and management; and environmental testing, licensing and remediation.)

Through two of its subsidiaries, Luna Power Company, LLC, a Delaware limited liability company, and PNMR Development & Management Corporation, a New Mexico corporation, PNM Resources owns a one-third interest in the Luna Energy power generation facility under development near Deming, New Mexico.  When complete the project will consist of a 570 MW combined cycle gas-fired generating plant interconnected to the PNM system.[5]

PNM Resources has the following inactive direct non-utility subsidiaries: EIP Refunding Corporation, PNM Electric & Gas Services, Inc., Sunbelt Mining Co. Inc., Sunterra Gas Gathering Company, and Sunterra Gas Processing Company.  PNM Resources also has the following indirect inactive non-utility subsidiaries: Gas Company of New Mexico (directly owned by Sunbelt Mining Co. Inc.), Meadows Resources, Inc. (directly owned by PNM) and its subsidiaries, Bellamah Associates, Ltd., Bellamah Community Development, Bellamah Holding Company, Bellamah Investors Ltd., MCB Financial Group and Republic Holding Company.

PNM also factors its receivables through a subsidiary, PNM Receivables Corporation, but does not offer the service to non-affiliates.  Retention of this company by PNM was authorized by PNM Resources, Inc., HCAR No. 27934 (December 30, 2004).

[5] PNM Resources, HCAR No. 27934 (December 30, 2004) describes the Luna Energy project and authorizes the formation of subsidiaries for project development purposes.

The businesses of PNM constitute substantially all of the businesses of PNM Resources and its subsidiaries.  Therefore, the financial results of PNM are virtually identical to the consolidated results of PNM Resources and its subsidiaries.[6]  The revenues, expenses, capitalization and business operations of PNM Resources and PNM are more fully described by their filings pursuant to the Securities Exchange Act of 1934 on file with the Commission, including their most recent Annual Report on Form 10-K for the year ending December 31, 2004, and Proxy statement on Schedule 14A dated April 7, 2004, on file with the Commission (File Nos. 333-32170 and 1-6986), These filings are incorporated by reference as though fully set forth herein.

As an electric and gas public utility, PNM is subject to the jurisdiction of the NMPRC, with respect to its retail electric and gas rates, service, accounting, issuance of securities, construction of major new generation and transmission facilities and other matters regarding retail utility services provided in New Mexico.

PNM's principal business segments are Wholesale Operations ("Wholesale") and Utility Operations.  Utility Operations include Electric Services ("Electric"), Transmission Services ("Transmission") and Gas Services ("Gas").  In addition, PNM owns Merchant Plant (authorized power generation facilities that are not certified by the NMPRC to provide service to New Mexico retail customers and thus are not included in rate base) that is subject to a Global Electric Settlement Agreement approved by the NMPRC (described below).

(1)        Wholesale Operations

PNM's Wholesale Operations consist of the generation and sale of electricity into the wholesale market based on three product lines that include long-term contracts, forward sales and short-term sales.  The source of these sales is supply created by selling energy not needed at the time by retail customers as well as the capacity of PNM's generating plant investment excluded from retail rates.  The "regulated generation" (generation in rate base),"unregulated generation" (certain generation excluded from rate base) and "Merchant Plant" (including certain generation excluded from rate base) are jointly dispatched in order to improve reliability, provide the most economic power to retail customers, and maximize profits on any wholesale transactions. Pursuant to New Mexico law, PNM's rates include an appropriate credit for wholesale sales made from regulated generation.

Long-term contracts include sales to firm-requirements and other wholesale customers with multi-year arrangements.  These contracts range from 1 to 16 years with an average of 7.1 years.  Forward sales include third party purchases in the forward market that range from 1 month to 3 years.  Short-term sales generally include spot market, hour-ahead, day-ahead, and week-ahead contracts with terms of 30 days or less.  Also included in short-term sales are sales of any excess generation not required to fulfill PNM's retail load and contractual commitments.  Short-term sales also cover the revenue credit to retail customers as specified in the Global Electric Settlement Agreement.

[6] See Exhibit FS-1 (Consolidated Balance Sheet and Statement of Income of PNM Resources, Inc. as of December 31, 2004).

(2)        Utility Operations

As stated above, PNM's Utility Operations consist of Electric, Transmission and Gas services.  Electric consists of the distribution and generation of electricity for retail electric customers in New Mexico.  PNM provides retail electric service to a large area of north central New Mexico, including the cities of Albuquerque and Santa Fe, and certain other areas of New Mexico.  Customers' rates for retail electric service are set by the NMPRC. Current rates are based on the provisions of the Global Electric Settlement Agreement through 2007.  PNM's power generation facilities are jointly dispatched under common control in order to serve PNM's electric utility customers economically and reliably.  PNM owns or leases generation located in the States of Arizona and New Mexico within the Western Electricity Coordinating Council ("WECC")[7] region, a National Electric Reliability Council region including much of the Western United States and portions of Canada and Mexico.  PNM is also interconnected with the Southwest Power Pool ("SPP").  PNM experienced a peak electrical demand on its system of 1,655 MW in 2004.  PNM owns or leases 1,729 MW of generating capacity.  Additional capacity is purchased from third parties under certain power purchase agreements that may be accounted for as leases, for a total of 2,417 MW available capacity.

Transmission consists of the transmission of electricity over transmission lines owned or leased by PNM, interconnected with other utilities in New Mexico and south and east into Texas, west into Arizona and north into Colorado and Utah.  PNM owns or leases approximately 2,900 circuit miles of transmission lines.  PNM owns and operates approximately 8,400 miles of distribution lines excluding street lighting in New Mexico.

The PNM Gas segment includes the transportation and distribution of natural gas to end users, including end users in most of the major communities in New Mexico, including two of New Mexico's three largest metropolitan areas, Albuquerque and Santa Fe.  The Gas Segment operates as an integrated system and includes approximately 11,840 miles of natural gas distribution lines.

            By an order issued by NMPRC's predecessor agency, the New Mexico Public Service Commission in its Case Nos. 1891-92 (1984), PNM was authorized to acquire the assets that comprise its natural gas operations.  While natural gas and electricity were at one time operated as separate divisions, a combination of functions has occurred pursuant to NMPRC order and statutory authorization.  Corporate support services are provided by common personnel at Services.  Certain operating services are carried out by common personnel at PNM, including meter reading and field services.  Additionally, PNM customers receive a combined gas and electric bill in those areas where PNM provides both utility services.  PNM Resources, Inc., HCAR No. 27934 (December 30, 2004), found the Gas Segment described herein to be retainable as an additional system under the standards of Section 11(b)(1) of the Act.

[7] The WECC was formed on April 18, 2002 by the merger of the Western Systems Coordinating Council, the Southwest Regional Transmission Council and the Western Regional Transmission Association. It coordinates and supports electric system reliability and open power transmission access throughout its service area, encompassing 1.8 million square miles.

(3)        Merchant Generation

The Merchant Plant owned by PNM constitutes utility assets within the meaning of the Act[8], and will be available through joint dispatch to support service to the retail customers of PNM.  PNM's Merchant Plant activities are governed by a Global Electric Settlement Agreement ("Global Settlement") that was entered into on October 10, 2002, among PNM, the NMPRC staff, the New Mexico Attorney General, and other consumer groups.  The Global Settlement provides for, among other things, the following: (1) joint support for the repeal of a majority of the New Mexico Electric Utility Industry Restructuring Act of 1999[9]; (2) PNM's retail electric rates through 2007; (3) generation resources for retail loads; and (4) PNM's participation and financing of Merchant Plant activities and the eventual transfer of Merchant Plant out of PNM.

With regard to Merchant Plant, the Global Settlement creates a system that allows PNM the flexibility to continue its involvement in Merchant Plant development but also gives the NMPRC pervasive authority to protect ratepayers from the risk of PNM's Merchant Plant investment.  The risks associated with Merchant Plant investment are mitigated by the following:  (1) a $1.25 billion cap on total investment in all Merchant Plant; (2) a required investment grade rating for both PNM and PNM Resources; (3) specified debt to capital ratio limits; (4) dividend restrictions; (5) a 50% debt limit for the construction of the "Merchant Plant" (where PNM must match every $1 of debt with a $1 of equity); (6) required non-merchant expenditures; (7) a date of January 1, 2010, by when Merchant Plant must be transferred out of PNM, which may be extended to 2015 with NMPRC approval; and "safety net" provisions to prevent the transfer of Merchant Plant from creating adverse consequences.

Overall, for PNM to invest in Merchant Plant it must either obtain specific approval for a transaction from the NMPRC or meet a series of conditions established by the NMPRC through the Global Settlement.  For example, PNM can invest up to a total of $1.25 billion of total investment in all Merchant Plant without NMPRC approval (except location approval under NMSA 1978, § 62-9-3).  However, PNM must present its investment plans to Standard & Poor's Rating Group (a Division of The McGraw-Hill Companies) ("S&P") and must provide S&P's written confirmation that PNM's proposed course of action will not cause PNM or PNM Resources to fall below investment grade on either a stand-alone or consolidated basis.  If PNM cannot meet these conditions, it must obtain NMPRC approval prior to investing in Merchant Plant.  In addition, PNM must invest at least $60 million annually in non-Merchant Plant gas and electric utility infrastructure to serve New Mexico.

[8]PNM Resources to date has no aggregate investment in any Exempt Wholesale Generators or Foreign Utility Companies. PNM Resources, Inc., HCAR No. 27934 (December 30, 2004), found the electric utility assets of PNM as described herein to constitute an integrated system.

[9] The Restructuring Act was repealed by NM Laws 2003, Chap. 336,§ 9, with certain provisions, including those dealing with Merchant Plant, re-enacted as part of the Public Utility Act.

ii.          TNP Enterprises, Inc. and its Subsidiaries

TNP Enterprises was organized as a holding company in 1983 and transacts business through its subsidiaries.  On April 7, 2000, pursuant to an Agreement and Plan of Merger among TNP Enterprises, ST Acquisition Corp. ("ST Corp.") and SW Acquisition, the parent of ST Corp., ST Corp. merged with and into TNP Enterprises (the "Merger").  TNP Enterprises is the surviving corporation in the Merger, and is wholly-owned by SW Acquisition.

TNP Enterprises' principal operations are conducted through two wholly-owned subsidiaries: Texas-New Mexico Power Company ("TNMP") and First Choice Power Special Purpose, L.P. ("First Choice").[10]  TNMP is a regulated utility operating in Texas and New Mexico.  In Texas, TNMP provides regulated transmission and distribution services under the provisions of the legislation that established retail competition in Texas (see discussion on "Senate Bill 7" below).

In New Mexico, TNMP provides integrated electricity service that includes transmitting, distributing, purchasing, and selling electricity to its New Mexico customers.  The TNMP utility assets located in New Mexico are interconnected with the PNM system and operate as a sub-area of the PNM control area.  Wholesale power transactions involving the TNMP New Mexico assets are scheduled through PNM's control center.

TNMP's Texas operations lie entirely within the Electric Reliability Council of Texas (ERCOT) region.  ERCOT is the independent system operator that is responsible for maintaining reliable operations of the bulk electric power supply system in the ERCOT region, which is located entirely within Texas and serves about 85% of the electrical load in Texas.  ERCOT operates as a single electricity market, which integrates electric power generation, wholesale sales, and transmission operations, serving end user needs through local distribution systems.  ERCOT presently relies on day of the transaction balancing to match generation with load within ERCOT on an integrated basis.

TNMP's Texas and New Mexico operations are subject to traditional cost-of-service regulation.  Traditional cost-of-service regulation is a method of regulation that sets rates that TNMP can charge to its electricity customers based upon its cost of providing that service.  Under this system of regulation fixed common costs are allocated among jurisdictions, and recovery is only permitted of the jurisdictional cost of service.  The cost of providing that service includes a return of and on the capital, which TNMP has invested and dedicated to providing electric service.

[10] First Choice Power Special Purpose, L.P. is a bankruptcy remote special purpose entity certificated retail electric provider ("REP") in Texas to which the original REP certificate of First Choice Power, Inc. and its price to beat customers were transferred pursuant to order of the Public Utility Commission of Texas.  A new certificate was granted to First Choice Power, Inc., which is now First Choice Power, L.P., also a direct subsidiary of TNP Enterprises.  These entities are collectively referred to as "First Choice."

First Choice was organized in 2000 to act as TNMP's affiliated retail electric provider, as required by Senate Bill 7, the Texas electricity restructuring legislation that requires competitive access to electricity supplies.  First Choice is an energy marketer and is not an electric utility company as defined in section 2(a)(3) of the Act.[11]

The revenues, expenses, capitalization and business operations of TNP Enterprises, TNMP and First Choice are more fully described by their filings pursuant to the Securities Exchange Act of 1934, as amended (the "34 Act") on file with the Commission, including their most recent Annual Report on Form 10-K for the year ending December 31, 2004, on file with the Commission (File No. 002-89800).  These filings are incorporated by reference as though fully set forth herein.[12]

TNMP has two inactive subsidiaries: Texas Generating Company, LP ("TGC"), a Texas limited partnership, and Texas Generating Company II, LLC ("TGC II"), a Texas limited liability company.  TNMP formed TGC and TGC II as Texas corporations to finance construction of TNP One, formerly its sole generation facility.  Until May 2001, TNMP owned TNP One together with TGC and TGC II.  At that time, TNMP converted TGC and TGC II to their present forms and consolidated the ownership of TNP One into TGC to comply with Senate Bill 7.  Neither TNMP nor TNP Enterprises any longer owns, directly or indirectly, any interest in generating plants. PNM Resources proposes to retain these subsidiaries in their present inactive status. As was true elsewhere in the United States, the Texas restructuring system impaired the book value of certain power generating assets, leaving certain costs unrecoverable in the new market environment ("stranded costs").  TNMP initially sought recovery of $307.6 million of stranded costs pertaining to the generation assets rendered uneconomic by Texas restructuring from its customers, an amount which was revised to $266.5 million.  On July 22, 2004, the PUCT authorized TNMP to recover from its ERCOT customers $87.3 million instead of $266.5 million.  The decision resulted in a loss of $155.1 million before an income tax benefit of $57.3 million ($97.8 million after tax).  As a result, TNMP reported on August 9, 2004 a loss applicable to common stock of $97.0 million for the quarter ended June 30, 2004.  TNP Enterprises reported a net loss for calendar 2004 of $75,603, and negative shareholder equity of $ 29,680,000.

[11] 17 C.F.R. § 250.58(b)(v) specifically authorizes the investment in energy-related subsidiaries that engage in the "brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

[12] See Exhibit FS-2 (Consolidated Balance Sheet and Statement of Income of TNP Enterprises, Inc. as of December 31, 2004).

Effective January 1, 2002, Senate Bill 7 established retail competition in the Texas electricity market.  Prior to January 1, 2002, TNMP operated as an integrated electric utility in Texas, generating, transmitting and distributing electricity to customers in its Texas service territory.  As required by Senate Bill 7, and in accordance with a plan approved by the Public Utility Commission of Texas ("PUCT"), TNMP separated its Texas utility operations into three components:

Retail Sales Activities. First Choice assumed the activities related to the sale of electricity to retail customers in Texas, and, on January 1, 2002, TNMP's customers became customers of First Choice, unless they chose a different retail electric provider.  First Choice and other retail electric providers now perform all activities with Texas retail customers, including acquiring new customers, setting up accounts, billing customers, acquiring power for resale to customers, handling customer inquiries and complaints, and acting as a liaison between the transmission and distribution companies and the retail customers.  The rates that First Choice charges for its services are not regulated, with the exception of the price-to-beat, a regulated price that First Choice must offer to certain former customers of TNMP.

Power Transmission and Distribution. TNMP continues to operate its regulated transmission and distribution business in Texas.

Power Generation. TGC became the unregulated entity performing TNMP's generation activities in Texas.  However, in October 2002, TNMP and TGC sold TNP One to Sempra Energy Resources.  As a result of the sale, TGC and TGC II neither own property nor engage in any operating activities, and neither TNMP nor any of its affiliates are currently in the power generation business.

Upon separation, TNMP provided First Choice equity capitalization of $23 million.  No other payments or considerations were exchanged between TNMP, First Choice or TGC in connection with the separation.

TNMP serves smaller- to medium-sized communities.  TNMP provides electric service, either directly or through retail electric providers, to approximately 256,000 customers in 85 Texas and New Mexico municipalities and adjacent rural areas.  Only three of the 85 communities in TNMP's service territory have populations exceeding 50,000.  TNMP's service territory is organized into two operating areas: Texas and New Mexico.  In most areas that TNMP serves, it is the exclusive provider of transmission and distribution services.

TNMP's Texas distribution territory consists of three areas, all of which are served by the integrated ERCOT transmission network.  One portion of this territory extends from Lewisville, which is approximately 10 miles north of DFW International Airport, eastward to municipalities near the Red River and to communities south and west of Fort Worth.  A second portion of its territory includes the area along the Texas Gulf Coast between Houston and Galveston, and a third includes areas of far west Texas between Midland and El Paso.  In Texas, TNMP provides transmission and distribution service, through retail electric providers, to a variety of entities, including customers engaged in the agricultural, food processing, oil and gas, petrochemical, and tourism industries.

TNMP's New Mexico service territory includes areas in southwest and south central New Mexico.  TNMP engages in the transmission, distribution, and sale of electricity to residential customers and a variety of commercial and industrial entities, including customers engaged in mining and agriculture, with copper mines as the major industrial customer group.  There is no direct interconnection between TNMP's ERCOT system and its New Mexico system.

TNP's New Mexico operations include electric transmission facilities that are jointly owned with PNM, and TNMP purchases all of its wholesale power requirements in New Mexico from PNM.  Certain small communities, principally Silver City and Alamogordo, New Mexico, which receive electricity service from TNMP, also receive natural gas service from PNM.

First Choice had approximately 219,000 customers in Texas as of December 31, 2004.  This number consists of approximately 163,000 price-to-beat customers (included in the 256,000 customers referenced above) and 56,000 additional customers (residential, commercial, and aggregated municipalities) acquired through competition.  The price-to-beat customers are former customers of TNMP that have chosen to remain with First Choice, TNMP's affiliated retail electric provider.  First Choice focuses its competitive customer acquisition efforts in the major metropolitan areas that are open to electric choice within ERCOT, including Dallas-Fort Worth, Houston, Corpus Christi, and McAllen-Harlingen.  First Choice is one of twelve retail electric providers competing for mass-market customers (residential and small commercial), and one of forty retail electric providers competing for large commercial, and aggregated municipal customers.  On December 31, 2004, First Choice's gigawatt-hour (GWH) sales market share in the competitive regions of ERCOT was approximately 2.9 percent.

TNP Enterprises, Inc. also wholly-owns several small subsidiaries which are inactive: TNP Technologies, LLC (inactive Texas limited liability company for real property acquisition in New Mexico); TNP Operating Company (inactive Texas corporation for real property acquisition in Texas and New Mexico; Facility Works, Inc. (inactive Texas corporation formerly engaged in HVAC service); TNP Enterprises-Magnus, L.L.C. (inactive Texas limited liability company intended for exempt business development).[13]

iii.         Cascade Investment, L.L.C.

Cascade is a limited liability company formed under the laws of the State of Washington.  Mr. Gates is Cascade's sole member.  Cascade was formed in 1995 to make and hold certain investment securities for Mr. Gates.  Cascade invests in and holds the securities of numerous publicly and privately held companies; it does not conduct any business operations of its own.

[13] Applicant proposes to retain these subsidiaries as inactive subsidiaries solely for winding up their affairs, absent further Commission authorization. See, e.g. PNM Resources, Inc., HCAR No. 27934 (December 30, 2004).

Mr. Gates is a founder of and a major shareholder in Microsoft Corporation ("Microsoft"), which develops, manufacturers, licenses and supports a wide range of software products for business and personal applications.  Mr. Gates is the Chairman of the Board and Chief Software Architect of Microsoft.

By order dated July 17, 2001 (HCAR No. 27427) (the "Cascade Order"), the Commission authorized Cascade and Mr. Gates to acquire 5% or more (but less than 10%) of the outstanding voting securities of three public utility or holding companies: PNM Resources, Otter Tail Corporation ("Otter Tail"), which provides electric service in portions of Minnesota, North Dakota and South Dakota, and Avista Corporation ("Avista"), which provides electric and gas service in portions of Washington, Idaho, Oregon and California.  Cascade currently holds 5,541,150 shares (or approximately 8.68%) of the outstanding common stock of PNM Resources and 2,389,299 shares (or approximately 8.2%) of the outstanding common stock of Otter Tail.  Subsequent to the issuance of the Cascade Order, Cascade reduced its ownership interest in Avista's common stock to below 5% of the total outstanding and is therefore no longer an "affiliate" of Avista.

Cascade acquired the shares of PNM Resources, Otter Tail and Avista on the open market for investment purposes only and not with a view to changing or influencing the control of any of these three utilities.  Neither Cascade nor Mr. Gates negotiated for or obtained any rights (other than the rights normally incident to ownership of common stock) or entered into any agreements or understandings with any of the three companies or any other persons regarding voting, board representation, special approval rights or other similar rights to influence management and direction of any of the three companies.  In order to obtain Commission approval for the acquisitions of the common stock of the three companies, Cascade and Mr. Gates committed that they would not, directly or indirectly, acquire any additional voting securities of any of the three companies if, as a result thereof, their ownership interest were to increase to 10% or more of the total then outstanding, and would take action to maintain their ownership at less than 10%.  Cascade and Mr. Gates further committed that they would not seek to exercise, directly or indirectly, the kind of controlling influence over the management or policies of any of the three companies as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that they be subject to the obligations, duties and liabilities imposed by the Act upon holding companies.  Further, Cascade and Mr. Gates represented that they would notify the Commission[14]and, if necessary, seek further approvals, before they (or either of them) enter into any shareholder or similar agreement with any of the three companies and/or third parties that would confer on either or both of them the right to board representation or approval rights over specified actions or otherwise engage in any activity or transaction which, under rule 13d-1(e)(1) under the 1934 Act, would require them to file a statement on Schedule 13D under the 1934 Act with respect to the voting securities of PNM Resources, Otter Tail or Avista.[15]

[14] Cascade has previously notified the Division of Investment Management of its involvement in this Transaction.

[15] Cascade and Mr. Gates have filed and will continue to file quarterly statements pursuant to Rule 24 in File No. 70-9865 with respect to changes in their ownership positions in PNM Resources and Otter Tail.  As indicated, Cascade has reduced its ownership interest in Avista's common stock to below 5%.

C.        Description of the Transaction

i.          The Acquisition

PNM Resources and SW Acquisition, L.P. ("SW Acquisition"),[16] the holder of all of the shares of common stock (no par value per share) of TNP Enterprises, entered into a stock purchase agreement ("SPA") dated as of July 24, 2004.  Pursuant to the SPA, PNM Resources agreed to purchase an aggregate of 100 shares of common stock, no par value per share, of TNP Enterprises.  These shares constitute all of the issued and outstanding shares of common stock of TNP Enterprises.  The closing of the Transaction will occur on the third business day following the receipt of all regulatory approvals and the satisfaction of other conditions precedent.

The aggregate purchase price that PNM Resources is to pay to acquire the TNP Enterprises stock held by SW Acquisition, consisting of all of the voting securities of TNP Enterprises, is approximately $189,000,000, subject to certain adjustments.[17]  These certain adjustments to the $189,100,000 include: (i) an increase by the amount, if any, by which Working Capital[18] at the closing exceeds the Base Working Capital;[19] (ii) a decrease by the amount, if any, by which Working Capital as of the closing date is less than the Base Working Capital; (iii) an increase by the amount, if any, of the Stranded Cost Appeal Recovery Adjustment,[20] to the extent the Stranded Cost Appeal Recovery[21] is determined on or prior to the Closing Date; (iv) a decrease by the amount, if any, of the Preferred Stock Adjustment;[22] (v) a decrease by the amount, if any, of Company Transaction Costs;[23] (vi) a decrease by the amount, if any, of Losses suffered or incurred by PNM Resources or to which PNM Resources becomes subject, resulting from, arising out of or relating to any breach by SW Acquisition of the representation and warranties in Section 3.25 of the SPA; (vii) without duplication of amounts otherwise included in (vi), a decrease by the amount, if any, of Excess Change of Control Costs; and (viii) a decrease by the amount, if any, for which SW Acquisition has not provided payment or indemnity pursuant to Section 2.02(h) of the SPA.

[16] SW Acquisition is a Texas limited partnership that presently holds 100% of the voting securities of TNP Enterprises.  The General Partner of SW Acquisition is SWI Acquisition G.P., L.P.  SWI Acquisition G.P., L.P. is comprised of Laurel Hill Capital Partners, LLC and SWI II Acquisition, L.C.  The Limited Partners of SW Acquisition are as follows:  Caravellel Investment Fund, LLC, CIBC WG Argosy Merchant Fund 2, LLC, Co-Investment Merchant Fund 3, LLC, Continental Casualty Company, Laurel Hill Capital Partners, LLC, Carlyle High Yield Partners, LP, 75 Wall Street Associates, LLC, Dresdner Kleinwort Capital Partners 2001, L.P., American Securities Partners II, LP, and American Securities Partners II (B), LP.  These entities own all of the beneficial equity interest in TNP Enterprises.  The general partner and the limited partners have approved the proposed acquisition, including the compensation that TNP Enterprises' shareholder will receive as a result of the acquisition.

[17] See Section 2.02 of the SPA. PNM Resources estimates that the actual amount at closing will be approximately $165 million, as is reflected elsewhere in this amended application.

[18] Working Capital means the sum of TNP Enterprises account entries listed under the current assets on Schedule 2.02(a) of the SPA less the sum of TNP Enterprises account entries listed under current liabilities on Schedule 2.02(a) of the SPA.  See SPA Section 2.02(i).

[19] Base Working Capital means the amount shown on Schedule 2.02(a) of the SPA as "Base Working Capital."  See SPA Section 2.02(ii).

[20] Stranded Cost Appeal Recovery Adjustment is the sum of: (a) an amount determined by multiplying the amount of Stranded Cost Appeal Recovery (up to an amount equal to the aggregate Preferred Stock Accrual for the period from January 1, 2005 through the Closing Date) by a fraction, the numerator of which is the Preferred Stock Adjustment and the denominator of which is the Preferred Stock Accrual for the period from January 1, 2005 through the Closing Date; (b) fifty percent (50%) of the next $10,000,000 of Stranded Cost Appeal Recovery (in excess of the Preferred Stock Accrual from January, 1 2005 through the Closing Date; and (c) the remainder, if any, of the Stranded Cost Appeal Recovery, which shall not affect the Stranded Cost Appeal Recovery Adjustment and shall be for the sole benefit of Purchaser.  See SPA Section 2.02(iii).

[21] The Stranded Cost Appeal Recovery means the aggregate amount recoverable by TNP Enterprises and its subsidiaries as a result of a final order from the PUCT with respect to recovery of stranded costs of TNP Enterprises or its subsidiaries in excess of $87,300,000.  See SPA Section 2.02 (iii).

[22] Preferred Stock Adjustment shall initially be $0.00 and shall be further determined as follows: (a) increased by the Preferred Stock Accrual for the period from January 1, 2005 through the earlier to occur of the Closing Date or March 31, 2005; (b) increased by 50 percent of the Preferred Stock Accrual for the period from March 31, 2005 though the earlier to occur of the Closing Date or June 30, 2005; and (c) unaffected by the Preferred Stock Accrual for any periods after the earlier to occur of the Closing Date or June 30, 2005.  See SPA Section 2.02(iv).  "Preferred Stock Accrual" means with respect to the Series C Preferred Stock and the Series D Preferred Stock the sum of (x) dividends accrued but not paid in cash or by the issuance of additional shares of Senior Preferred Stock, (y) dividends paid by the issuance of additional shares of Senior Preferred Stock with respect to the dividends described in clause (x) above, and (z) increases in the aggregate premium payable pursuant to the Statement of Resolution to redeem the Senior Preferred Stock described in clause (y) above, in each case with respect to the period after December 31, 2004 through and including the Closing Date.

[23] Company Transaction Costs means the liabilities or obligations of TNP Enterprises or any of its subsidiaries for the payments of the fees and expenses of financial advisors, counsel, independent accountants or other representatives of SW Acquisition, TNP Enterprises or any subsidiary arising from the transactions contemplated by the SPA to the extent such liabilities or obligations exceed $5,000,000 in the aggregate and to the extent such liabilities and obligations are not paid by TNP Enterprises or any of its subsidiaries on or prior to the Closing Date or accrued as a current liability in working capital as of the Closing Date.  See SPA Section 2.02(v).

The purchase price that PNM Resources will pay to SW Acquisition will comprise (i) a cash amount equal to 50% of the purchase price and (ii) a number of shares of common stock, no par value, of PNM Resources by the Per Share Amount.  The Per Share Amount is $20.20, subject to certain conditions.  No later than five business days prior to the closing, the chief financial officer of TNP Enterprises will deliver to PNM Resources a written statement of the estimated purchase price including all adjustments. It is estimated that the PNM Resources common stock acquired by SW Acquisition will equal 4.7 million newly issued shares, or 6% of the outstanding voting securities of PNM Resources, which will be held by SW Acquisition in a purely custodial role pending imminent distribution to its constituent partners.[24]  Pursuant to the SW Acquisition limited partnership agreement, the consideration for the sale, including the common stock received, will be divided proportionally in accordance with each partners' economic interest.  The largest interests, those of Continental Casualty Company and CIBC WG Argosy Merchant Fund 2, L.L.C., account for 35% and 21.93% of the PNM Resources shares received as consideration, respectively.  As a result, following the closing of the Transaction, no partner in SW Acquisition will own, with power to vote, 5% or more of the voting securities of PNM Resources.

[24] In a number of instances the Commission has recognized that holding securities in a fiduciary or custodial capacity does not implicate the policies of the Act, specifically those concerned with the growth of holding company systems. See, e.g., Prudential Insurance Company of America, 1997 S.E.C. No-Act. (February 13, 1997); Sanford C. Bernstein & Co., Inc., 1997 S.E.C. No.-Act. LEXIS 699 (June 11, 1997). In Association of Massachusetts Consumers, Inc. v. SEC, 516 F. 2d 711,717 (D.C. Cir. 1975),(" The sequence of relatively simultaneous corporate adjustments whose order has no practical effect do not govern the applicability of section 9(a)(2).."), the Court of Appeals held that the Commission properly declined to require approval under section 9(a)(2) of the Act based upon a transitional ownership where the end result of the transaction raised no issues under section 9(a)(2).

PNM Resources will restructure much of the approximately $835 million outstanding of TNP Enterprises debt and senior redeemable cumulative preferred stock with securities and financing that TNP Enterprises could not have issued or secured on its own.  PNM Resources will reduce TNP Enterprises debt by about $500 million and will save at least $40 million in interest costs and preferred dividend payments.

In the wake of the acquisition, TNP Enterprises will no longer conduct active business operations or financing and will retain no personnel or operational authority. It instead will be a mere financial conduit entity that may be ignored for purposes of the Act.[25]

ii.          Articles Amendment

In order to finance a portion of the acquisition cost, PNM Resources will issue and sell 4,000,000 units of its 6.625% Hybrid Income Term Security Units (the "Units") to Cascade in consideration for $100,000,000.  Each Unit will have a stated amount of $25.00.  The proceeds of the sale of the Units will be used by PNM Resources to finance a portion of the cash consideration paid in the Transaction and for refinancing the debt and preferred securities of TNP Enterprises. The Units will be sold pursuant to the terms of a Unit Purchase Agreement, dated August 13, 2004, between PNM Resources and Cascade (the "UPA") (Exhibit B-2 hereto).  Each Unit consists of two components, (i) a forward purchase contract which obligates the holder (Cascade or an affiliate of Cascade) to purchase and PNM Resources to sell, no later than February 16, May 16, August 16 or November 16 first following the third (3rd) anniversary of the issuance of the Units, a specified number of shares of PNM Resources common stock ("Common Shares") (subject to anti-dilution adjustments), and (ii) a 1/40, or 2.5%, ownership interest in one of PNM Resources' senior notes ("Senior Notes") (A) with a principal amount of $1,000, (B) with an initial maturity date of February 16, May 16, August 16, or November 16 next preceding the fifth (5th) anniversary date of the initial issuance of the Units, and (C) bearing interest at a rate per annum (not to exceed 6.625%) to be set at the market at or near the date of issuance.

[25] Reliant Energy, Inc. (Centerpoint), HCAR No. 27548 (July l5, 2002), fns. 11, 13; E. On AG, HCAR No. 27539 (June 14, 2002); Exelon Corp., HCAR No. 27256 (October 19, 2000); Energy East Corp., HCAR Release No. 27224 (August 31, 2000); National Grid plc, HCAR No. 27154 (March 15, 2000).  The foregoing precedent holds that such a conduit is not a "holding company" for the purposes of the Act and should be ignored for the purposes of Section 11(b)(2) of the Act.

Pursuant to Section 8.8 of the UPA, Cascade (or any Cascade affiliate holder of the Units) shall have the right to purchase PNM Resources' Convertible Preferred Stock, Series A (the "Preferred Shares") in lieu of Common Shares. Each Preferred Share is convertible at any time, at the option of the holder, into ten (10) Common Shares, subject to adjustment for stock splits, combinations, reclassifications, mergers, consolidations, sales of assets and other transactions.

Pursuant to Section 19.8 of the UPA, PNM Resources is obligated to seek shareholder approval for an amendment to its Restated Articles (Exhibit A-1 hereto) that would confer upon holders of the Preferred Shares certain voting rights in addition to those voting rights conferred by law.  Specifically, under the Restated Articles, as proposed to be amended, the Preferred Shares, voting as a single class with PNM Resources' common stock, will be entitled to the number of votes to which the shares of common stock into which the Preferred Shares are convertible are entitled to vote on all matters required to be submitted to a vote of common stockholders (as described immediately below), other than the right to vote in the election of directors. Also, there is a limit on the aggregate amount of preferred stock outstanding with such voting rights.  The limit is such that outstanding preferred stock with such voting rights may be convertible to no more than 12 million shares of common stock.

The proposed amendment to the Restated Articles is appended as Exhibit G to the UPA (Exhibit B-2 hereto).

New Mexico law establishes certain class voting requirements.  See, N.M. Stat. Ann. § 53-13-3 (2001).  The holders of each class of shares may vote as a class upon a proposed amendment to a corporation's articles of incorporation, even if the articles of incorporation do not grant such voting rights to the class, if the amendment would:(A) effect an exchange, reclassification or cancellation of all or part of the shares or the class; (B) effect an exchange or create a right of exchange of all or any part of the shares of another class into the shares of the class; (C) change the designation, preferences, limitations or relative rights of the shares of the class; (D) change the shares of the class into the same or a different number of shares of the same class or another class; (E) create a new class of shares having rights and preferences prior and superior to the shares of the class or increase the rights and preferences or the number of authorized shares of any class having rights and preferences prior or superior to the shares of the class; (F) in the case of a preferred or special class of shares, divide the shares of the class into a series and fix and determine the designation of the series and the variations in the relative rights and preferences between the shares of the series or authorize the board of directors to do so; (G) limit or deny the existing preemptive rights of the shares of the class; or (H) cancel or otherwise affect dividends on the shares of the class which have accrued but have not been declared).  In addition to these statutory voting rights, pursuant to the Rules of the New York Stock Exchange ("NYSE"), shareholders of companies listed on the exchange are entitled to vote on transactions deemed to affect their rights as shareholders, such as involving the issuance of common stock or convertible securities to related parties and equity compensation plans.[26]

[26] In addition, the Commission's rules require that common stock shareholders be permitted to vote on certain proposals or initiatives.  These requirements, by their special nature, do not involve control of day-to-day management.

The proposed amendment to PNM Resources' Restated Articles to confer the additional (i.e., non-statutory) voting rights on the Preferred Shares requires the approval of the common stockholders of PNM Resources.[27]  PNM Resources intends to seek such approval at its annual meeting to be held on May 17, 2005.

As previously indicated, Cascade and Mr. Gates are joined as Applicants in this Application/Declaration because they will be deemed to indirectly acquire 5% or more of the voting securities of TNP Enterprises by virtue of Cascade's existing ownership of common stock in PNM Resources.  Cascade is not seeking any approval to purchase the Units, since it is Cascade's view that the Units are not "voting securities," as that term is defined under Section 2(a)(17) of the Act, and the acquisition of the Units is not otherwise prohibited under or inconsistent with the terms of the Cascade Order.  Subject to the terms of the UPA, Cascade will purchase the Units at the closing of the Transaction. As may be necessary, Cascade will file a separate application with the Commission prior to conversion of the Units to Preferred Shares in order to address any issues that may arise concerning the status of the Preferred Shares under Section 2(a)(17) and/or the status of Cascade under Section 2(a)(7) following conversion of the Units.

D.        Sources and Uses of Funds, Financial Condition and Capital Structure of PNM Resources and TNP Enterprises Before and After the Transaction

PNM Resources proposes to utilize cash on hand and the proceeds from securities issuances (including the Unit Sale to Cascade) to reduce the leverage of the TNP Enterprises system.  Based upon March 31, 2005 estimates and an anticipated May 15, 2005 closing, the following are the expected sources and uses of funds by PNM Resources associated with the Transaction:

[27] PNM Resources' obligation to issue, and Cascade's obligation to purchase, the Units are not dependent on shareholder approval of the amendment.

Sources of funds*		Uses of funds
($ in millions)		($in millions)

PNM Resources Common Stock	183.7	TNP Enterprises 10.25% due 2010	$275
PNM Resources Equity Linked [28]	339.8	TNP Enterprises term loan	111
TNP Enterprises Balance Sheet Cash	141	TNP Enterprises PIK Preferred	197
PNM Resources Debt [29]	114	Acquisition Price	165
PNM Resources Cash	80	Other (financing premiums, acquisition costs, etc.)	110.5
Total	$858.5	Total	$858.5

* As shown by this table, PNM Resources will issue approximately $184 million of common equity, $340 million of equity-linked securities and $100 million of debt.  PNM Resources will also use approximately $140 million of cash from TNP Enterprises, anticipated to be on hand, and $80 million of PNM Resources cash.  These values reflect the sale of 3,910,000 shares of PNM Resources common stock and $ 247,250,000 of equity-linked units completed on March 30, 2005.

As the table below shows, the financing plan produces acceptable changes to PNM Resources' consolidated capital structure.  PNM Resources' projected debt-to-capitalization ratio as of December 31, 2005 is 53.1%.  After the proposed restructuring transactions, the debt-to-capitalization ratio will increase to 62.0% on a Generally Accepted Accounting Principles ("GAAP") basis, or 53.9% on a credit ratings basis.

[28] $100 million are scheduled for sale to Cascade. The remainder was sold to the public on March 30, 2005.

[29] $ 14 million of which are short term borrowings.

Capitalization Before Refinancing		Change		Capitalization After Refinancing

($ in millions)

PNM Resources

PNM Resources term loans	--	Issued at Closing	100	100
PNM Resources, Equity Linked	--	247 on 3/30/05[30] 100 at closing	347	347
ST Debt	95	Incurred at Closing	14	109
FMBs	65			65
SUNs, PCBs	521			521
SUNs	401			401
PNM Off Balance Sheet Obligations	176			176
TNMP Debt	--	Retained at Closing	417	417
Total Debt	1,258		878	1,987
Shareholders Equity	1,111	New Issuances[31]	198	1,331
Total Capitalization	2,369		1,076	3,218

Debt/Capitalization	53.1%	(GAAP)		62%	(GAAP)
With 80% equity credit for equity-linked securities[32]				53.9%
TNP Enterprises consolidated balance sheet*		Proposed restructuring:
($ in millions)

TNMP 6.125% due 2008	249	$417 M of TNMP debt will remain outstanding
TNMP 6.25% due 2009	168

TNP Enterprises 10.25% due 2010	275	$385M of TNP Enterprises debt will be retired
TNP Enterprises term loan	110

TNP Enterprises PIK Preferred	197	$197M of preferred stock will be redeemed
Total debt and preferred stock	999

[30] $ 247 million was sold to the public on March 30, 2005.  The remaining $ 100 reflects the private placement to Cascade at the closing.

[31] On March 30, 2005, 3.9 million shares were issued to the public.  An estimated 4.1 million shares will be issued at closing based on purchase price of $165 million.

[32]  Three years after initial issuance, the $347 million of senior notes that are components of the equity-linked securities are expected to be remarketed to satisfy the obligation of the holders under the purchase contracts to purchase PNM Resources equity. The rating agencies, knowing this will occur in three years, consider the securities to be predominantly equity and impute an "equity credit" of 80% of the equity-linked securities to the calculation of debt to capital.

* (pro forma 12/31/2005)

The Transaction is designed to improve TNMP's credit ratings to investment grade, BBB‑/Baa3, and to maintain them at that level in order to provide consistent access to the capital markets at reasonable rates, which allows TNMP to fund necessary utility system improvements.  A specific example of the role the credit rating and outlook plays for a company trying to achieve a low cost of borrowing is demonstrated by the $250 million of bonds issued by TNMP last year with a coupon interest rate of 6.125%.  PNM issued similar securities during the same time frame with a coupon interest rate of 4.4%.  The lower coupon rate would represent an annual interest saving of over $4.3 million on $250 million of debt.

Based upon the proposed capital transactions, TNMP's capital structure will change as shown in the following table:

Capitalization Before Refinancing	Change	Capitalization After Refinancing
($ in millions) ______ TNMP	____________________________	____________________________
6.125% Notes 249		249
6.25% Notes 168	_______	168
Total Debt 417		417
Shareholder's Equity 194	429	623
Total Capitalization 611	429	1,040

Debt / Capitalization 68.2%		40.1%

The acquisition will likely improve the credit ratings of TNP Enterprises and its subsidiaries, including TNMP.  PNM Resources projects that, in the absence of the transaction, TNP Enterprises would have a consolidated capitalization reflecting negative shareholder equity of $46 million and debt and preferred securities of $1 billion.  The refinancing of the debt and preferred securities at the TNP Enterprises level will result in debt and preferred securities representing less than 40% (approximately 37.3%) of the consolidated capitalization of TNP Enterprises at the close of 2005, opposed to in excess of 100% were the status quo maintained.  Within days of the announcement of the acquisition, the major credit rating agencies revised their ratings outlook for TNP Enterprises and TNMP.  Moody's Investors Service and Fitch Ratings revised their ratings outlook and ratings watch respectively from negative to positive.  Standard & Poor's Ratings service changed their Credit Watch implications from negative to developing.  All rating agencies discussed the stronger credit profile of PNM Resources as well as the TNP Enterprises debt reduction resulting from the Transaction.

E.         Accounting for the Transaction

The acquisition of TNP Enterprises will be accounted for using the "purchase method" under Statement of Financial Accounting Standards ("SFAS") 141, Business Combinations, with associated intangible assets and goodwill recorded on the balance sheets in accordance with SFAS 142, Goodwill and Other Intangible Assets.  Since PNM Resources is acquiring all of the stock of TNP Enterprises, the "push down basis of accounting" will be used.[33]  Under this method, referred to as the purchase method, the cost of the acquisition is allocated to the acquired company's assets and liabilities, which are recorded on the balance sheet at fair market value.

The direct costs of the business combination will be capitalized as part of either goodwill or intangible assets as provided in SFAS 141.  The direct costs of the acquisition include transaction costs, such as legal and advisory fees and acquisition-related separation costs such as change of control payments.  The estimated amount for these types of costs is $58.5 million.

The Financial statements included with FS-3 include the pro-forma balance sheet for PNM Resources, as if the acquisition of TNP Enterprises had been accomplished for the period presented and reflects the purchase method of accounting.  Pro-forma adjustments have been made to reflect the transactions necessary to account for the combination under the purchase method. Pro-forma adjustments to the balance sheet were computed assuming the transaction was consummated at June 30, 2004.  The pro-forma balance sheets reflect only historical information and do not reflect such estimated savings, the costs-to-achieve such savings or transaction costs.  The savings will occur after the acquisition has been completed.  Even though SEC accounting rules require PNM Resources to use push down accounting and value the acquisition of TNP Enterprises at fair value, resulting in the recording of goodwill and intangible assets on TNMP's balance sheet, the goodwill and intangible assets will not be included in rate base or amortized as a component of cost of service in any state rate proceedings.

F.         Operational Effects of the Transaction

The ERCOT System of TNMP is not interconnected with TNMP's New Mexico system, nor is it interconnected with any system outside of ERCOT.  The New Mexico portion of TNMP's system and PNM's electric power operations are already interconnected and coordinated through the purchase of 100% of TNMP's New Mexico requirements from PNM.  Further integration will occur as a result of the Transaction.  PNM Resources proposes to include TNP Enterprises, TNMP and First Choice as client companies of PNMR Services, a subsidiary service company that provides the following support services:  Accounting, Audit, Business Ethics and Compliance, Business Excellence (including Business Process Improvement), Corporate Communications, Community Affairs, Corporate Governance, Economic Development, Environmental Management, Environmental Policy, Executive Management, General Services, Governmental Regulations, Health and Safety, Human Resources, Information Technology, Investor Relations, Legal, Organization Development, Purchasing, Regulatory Affairs, Risk Management, and Treasury.

[33] Because PNM Resources is acquiring all of the stock of TNP Enterprises, S.E.C. Codification of Staff Accounting Bulletins ("SAB") Topic 5J, Miscellaneous Accounting, provides that the "push down basis of accounting" be used for financial reporting purposes.  The Commission has found "push-down" accounting appropriate on these circumstances.  Ameren Corp., HCAR No. 27896 (September 27, 2004) at 18.

PNM Resources will integrate the support services functions that currently exist at TNMP into Services. The consolidation of the support services functions into Services is expected to result in reduced costs for the affiliate companies through reductions in corporate and headquarters staffing, reduced corporate and administrative programs, and purchasing savings through economies of scale.  Savings will be gained through elimination of duplicate and overlapping activities that might otherwise occur if each affiliate company provided its own support services or if both PNM Resources and TNMP continued to provide these services to their affiliates.  Services will also establish common processes and systems and centralized expertise that would be inefficiently created by individual affiliate companies operating on their own.

The estimated savings identified to date for the first five years of consolidated operations are outlined below:

Savings	($ Millions)

Information Technology	$ 10.1
Insurance Coverage	1.5
Benefits & Human Resources	12.8
Procurement	2.7
Other Position Reductions	14.0
Total Savings	41.1

Costs-To-Achieve	($ Millions)

Information Technology	$ 5.4
Insurance Coverage	1.2
Benefits & Human Resources	2.5
Procurement	0.2
Other Position Reductions	5.4
Regulatory Process Costs	1.5
Total Costs-to-Achieve	16.2

Net Jurisdictional Savings	$ 24.9

These cost savings were developed for a five-year time frame, which will commence at close of the acquisition.  The actual year in which the savings are realized is dependent on the closing date.  Non-labor savings in information technology are derived from the consolidation of enterprise software licensing and conversion of various similar applications into a consolidated approach, the elimination of hardware associated with application consolidation, the consolidation of telecommunications leases, and the consolidation of bill printing.  Total identified non-labor savings amount to $5 million over the five-year period.

Labor savings are also identified in the Information Technology area.  Prior to the combination, PNM Resources' information technology organization consists of 153 full-time equivalents ("FTEs"), supporting the following activities:  applications development, infrastructure, and telecommunications.  TNMP operates an information technology group of 44 FTEs, supporting the following activities:  applications, telecommunications, development, and infrastructure.  Several positions can be reduced through systems consolidation and elimination of mainframe based applications.  The estimated labor savings for the five-year period total $5.1 million.[34]

Insurance policies covering auto, workers compensation, employment practices, director and officer liability, property, and fiduciary risk were reviewed.  The combination of the companies' insurance purchases will allow the capture of premium savings from increased purchasing leverage.  In addition, the increased size and asset base of the combined companies and overall financial strengthening of the TNP Enterprises' companies associated with the Transaction enables the combined companies to utilize a self-insurance retention program similar to that utilized today by PNM Resources.  Savings of $1.5 million over five years have been identified from increased purchasing power, improved risk profile of a larger, consolidated company, and improved risk from a broader, more geographically dispersed asset base.  One-time costs-to-achieve of $0.2 million have been identified for legal and actuarial support.  The costs-to-achieve listed in the table above also include $1 million for director and officer tail insurance required for TNP Enterprises' directors and officers after close.  This expense is typical and necessary to provide coverage for TNP Enterprises companies' directors and officers when the respective policies are canceled.

Savings of $8.4 million over five years have been identified for health benefits, reflecting reduced administrative fees and savings on claims.  The identified savings from reduced vendor administrative fees in the amount of $1.4 million are achieved through benefit plan consolidation.  The companies' benefits claims savings assume that TNP Enterprises companies' employees will transition at a future date (within the first year following the closing date) from their current health plans (CIGNA and an HMO) to PNM Resources health plans (Blue Cross Blue Shield and Delta) in order to provide equivalent benefits coverage and attain economies of scale by combining the populations into a larger pool.  Current administrative and claims costs for the TNP Enterprises companies are higher than PNM Resources' costs.  Projected claims savings due to this transition are estimated at $7 million.

[34] The costs to achieve these information technology savings include $4.2 million for outside contractors that will be required to support system consolidation; $0.1 million for redesign and implementation of telecommunications systems; $0.4 million for realignment and renewal of software licenses; and $0.7 million for severance and change-in-control payments associated with the position reductions.

Labor savings have been identified in the combined Human Resources function through consolidation of benefit plans and elimination of duplicative positions.  Prior to the combination, PNM Resources' human resources organization consists of 63 FTEs, supporting the following activities:  compensation, benefits, organization development, employee relations, bargaining unit labor relations, and recruiting.  TNMP operates a human resources group of 21 FTEs, supporting the following activities:  compensation, benefits, organization development, employee relations, employee communications, and safety.  Cost savings due to position eliminations in the Human Resources function are estimated at $4.4 million over the five-year period.  The costs for severance and change-in-control payments associated with the position reductions is estimated at $0.6 million.[35]

Purchasing economies were identified through an examination of distribution equipment spending trends for PNM and TNMP over a five-year period.  The equipment types included distribution transformers, wire and cable, conduit, wood poles, switchgear, and wood and fiber arms.  The acquisition-related savings for these items were calculated by totaling the expenditures made by the companies for the items above and working with the Managed Business Relationship (MBR) vendor to estimate the amount of savings available by combining the companies' expenditures.  The current amount identified for the five-year period is $2.7 million.

This figure includes the operations and maintenance ("O&M") savings and the reduced revenue requirements corresponding to the capital expenditure reductions.[36]

The cost savings in the legal, finance and accounting functions are labor savings estimated at $14 million.  It is also expected that the combined operation of the companies will result in a reduction in the number of executive officer positions.[37]

The cost of regulatory proceedings required for the transaction is a component of costs-to-achieve because, without the Transaction, synergy savings would not be possible.  The regulatory costs are estimated at $1.5 million, which are based on an estimate of the cost to complete all federal and state regulatory proceedings related to the acquisition within approximately six months, without protracted litigation.

[35] Additional costs-to-achieve the employee benefits savings are estimated at $1.9 million and include:  employee communications costs; system set‑up for benefit plans and enrollment processing; and reserve funding for run-out claims for TNP Enterprises' employees.

[36] Costs-to-achieve these synergies are estimated at $0.2 million for anticipated contract termination and warehousing fees.

[37] The costs-to-achieve these annual savings include change in control and severance costs of $5.4 million.

PNM Resources expects that a not insubstantial amount of these savings will be associated with the ERCOT system and has joined a stipulation filed by it, TNMP, and numerous other parties in Public Utility Commission of Texas Docket No. 30172 on February 3, 2005 in support of the Transaction assuring that certain benefits will accrue to TNMPs' retail delivery customers of its ERCOT system, including application of a $ 6 million synergy savings credit amortized over 24 months effective after the close of the Transaction,  a  $13 million annual rate reduction in TNMP's retail delivery rates effective May 1, 2005, a two year rate freeze, a filing commitment by First Choice which will allow the benefits of the rate reduction and synergy savings credit to be reflected in new price to beat rates set by the PUCT for end user customers of First Choice formerly served by TNMP, and specified quality and reliability of service commitments by TNMP.

ITEM 2.           FEES, COMMISSIONS and EXPENSES

The fees, commissions and expenses to be paid or incurred, directly or indirectly, by PNM Resources in connection with the Transaction are as follows:

Investment banker fees and expenses	$5,000,000.00
Rating Agency Fees	$ 738,000.00
Legal fees and expenses	$ 750,000.00
TOTAL	$6,488,000.00

ITEM 3.           APPLICABLE STATUTORY PROVISIONS

A.        General Overview of Applicable Statutory Provisions.

The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed Transaction:

Section of the Act	Description of Transaction
9(a) (2), 10, 11; Rule 51	Acquisition by PNM Resources, Cascade and Mr. Gates of voting securities of TNP Enterprises
8, 10(c), 11(b), 13(b), Rules 90-91

Retention by PNM Resources of its gas utility system as an additional system; retention by PNM Resources of the TNMP ERCOT system in Texas as an additional system; retention of non-utility subsidiaries; and addition of client companies for Services.

6(a), and 7	Proposed amendment to PNM Resources' Restated Articles of Incorporation

To the extent that other sections of the Act or the Commission's rules thereunder are deemed to be applicable to the Transaction, such sections and rules should be considered to be set forth in this Item 3.

B.         Section by Section Analysis

The following is a section-by-section analysis that will demonstrate that the Transaction is consistent with each of the referenced sections of the Act and should, therefore, be approved by the Commission.  This discussion will show that the Transaction clearly comports with Commission precedent.

Two overarching policy considerations support approval.  First, the Transaction is integrative in nature permitting the integrated electric utility operations of PNM and TNMP in New Mexico to share economies of scale and less costly access of capital through combined services and holding company financing.  Second, the transaction brings the TNMP system back to a capital structure recognized by the Commission as consistent with the interest of investors and consumers.  Retention of the separate ERCOT system, which has sustained a substantial regulatory impairment, is necessary and fully consistent with Section 11 of the Act as is PNM's retention of natural gas utility assets.  Madison Gas & Electric Co. v. S.E.C., 168 F.3d 1337 (D.C. Cir. 1999), affirmed the Commission's determination that properties that may be retained pursuant to Section 11(b) of the Act may also be acquired pursuant to Sections 9 and 10 of the Act.

i.          Section 9(a) (2) - Acquisition of TNP Enterprises Common Shares

Section 9(a)(2) declares it unlawful for any person, without approval of the Commission under Section 10, "to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate."[38]  As a result of the acquisition of TNP Enterprises' common shares, PNM Resources will acquire one hundred percent (100%) of the outstanding voting securities of TNP Enterprises and therefore, will be an affiliate of TNMP.  The Transaction therefore requires prior Commission approval under Section 10 with the relevant standards set forth in Section 10(b), 10(c) and 10(f) of the Act.  In addition, because of their direct and indirect ownership interest in PNM Resources' common stock, Cascade and Mr. Gates will also become, indirectly, affiliates of TNMP.  PNM Resources will remain the senior holding company in the combined system responsible for management.  Also incidental to the Transaction is SW Acquisition temporarily holding 6% of the voting shares of PNM Resources, merely as a prelude to distribution to its constituent partners.

As set forth more fully below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission:

[38] Under Section 2(a)(11), an "affiliate" includes within its meaning, "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company" and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company."

  The consideration to be paid in the Transaction is fair and reasonable;

  The Transaction will not create detrimental interlocking relations or concentration of control;

  The Transaction will not result in an unduly-complicated capital structure for the PNM Resources system;

  The Transaction is in the public interest and the interest of investors and consumers;

  The Transaction is consistent with Section 8 and not detrimental to carrying out the provisions of Section 11 of the Act;

  The Transaction tends toward the economical and efficient development of an integrated electric system in New Mexico and a permitted additional integrated gas system and ERCOT system; and

  The Transaction will comply with all applicable State laws.

ii.          Section 10(b) - Commission to Approve if Three Requirements Met

Section 10(b) provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

(1)        such acquisition tends toward interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

(2)        in the case of acquisition of securities or utility assets, the consideration to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

(3)        such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding-company system.

(a)        Section 10(b)(1) - Interlocking Relations/Concentration of Control

Applicable Standard.  The standards of Section 10(b)(1) are satisfied because the Transaction will not "tend toward interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors, or consumers."  By its nature, the acquisition of one hundred percent (100%) of the voting shares of a utility system results in new links between previously unrelated companies.  The Commission has recognized, however, that such interlocking relationships are permissible in the interest of efficiencies and economies.[39]  The links that will be established as a result of the Transaction are not the type of interlocking relationships targeted by Section 10(b)(1), which is primarily aimed at preventing business combinations for reasons unrelated to attaining operating synergies.

[39] See Northeast Util., 50 S.E.C. 427, 443 (1990), as modified, 50 S.E.C. 511 (1991), aff'd sub nom. City of Holyoke v. S.E.C., 972 F.2d 358 (D.C. Cir. 1992) (finding that interlocking relationships are necessary to integrate two merging entities).  See also 18 C.F.R. 45.9(a) (automatic FERC authorization of interlocks among wholly owned utility subsidiaries).

In the present circumstances, the companies of TNP Enterprises plan to enter into contractual arrangements with the companies of PNM Resources with such arrangements providing for various administrative and management services.  Further, the acquisition of one hundred percent (100%) of the voting shares of a utility system results in a structure where the Commission has recognized that internal director interlocks are appropriate to the efficient operation of the integrated system.[40]  Since substantial benefits will accrue to the public, investors and consumers from the affiliation of TNP Enterprises and PNM Resources, whatever interlocking relationships may occur as a result of the combination are not detrimental.

In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create the type of structures and combinations at which the Act was specifically directed.[41]  The Transaction will not create a "huge, complex and irrational system" but rather will achieve economies of scale and efficiencies for the benefit of investors and consumers.[42]  The acquisition will combine the strengths of TNP Enterprises and its subsidiaries and PNM Resources and its subsidiaries and enable them to offer more energy products and services while being more cost-effective than either could do separately, and at the same time create a larger and more diverse asset and customer base with enhanced opportunities for operating efficiencies and risk diversification.

Size.  PNM Resources' principal subsidiary PNM serves approximately 471,000 natural gas customers and 413,000 electric customers in New Mexico.  Meanwhile, TNP Enterprises' affiliate TNMP provides electric utility service used by approximately 256,000 consumers in Texas and New Mexico[43].  TNMP's affiliate First Choice is one of the state's retail electric providers, with approximately 56,000 retail customers in Texas.  If the Transaction is approved, the combined companies will serve nearly 725,000 electric customers (of these, 163,000 will be price-to-beat customers in Texas and 56,000 will be retail customers in Texas) and 471,000 gas customers and will have revenues exceeding $2.3 billion.

[40] Ibid.

[41] See Vermont Yankee Nuclear Power Corp., 43 S.E.C. 693, 700 (1968).

[42] See American Elec. Power Co., 46 S.E.C. 1299, 1307 (1978).

[43] TNMP only provides a "wires" service to First Choice and unaffiliated REPs in Texas that ultimately serves consumers and provides integrated power delivery and electric energy sales to approximately 49,000 consumers in New Mexico.

The following table compares PNM Resources after the Transaction to other registered holding company systems having operations in New Mexico and Texas in terms of total assets, operating revenues and electric and (where applicable) retail gas customers (all data as of and for the year ended December 31, 2004):

System	Total Assets	Operating Revenues	Utility Customers - Electric (E)/Gas (G)
Xcel Corp.	$20, 305,000,000	$8,345,000,000	E - 3.3 million G - 1.8 million
Entergy Corp.	$28,311,000,000	$10,124,000,000	E - 2.6 million G - 240,000
PNM Resources*	$4,779,572,000	$2,323,672,000	E -- 725,000 G -- 471,000

*Post acquisition TNP Enterprises combined with PNM Resources based upon December 31, 2004 customers ( discussed above), assets, and operating revenues with no application of push-down accounting or inter-company eliminations or transaction financing adjustments

As the foregoing table shows, following PNM Resources' acquisition of TNP Enterprises, the PNM Resources systems will be smaller, and in some cases substantially smaller, than systems previously approved by the Commission.  The Commission has rejected an interpretation imposing per se limits on the post-acquisition size of the registered holding company.[44]  Instead the Commission has assessed the size of the resulting system with reference to the economic efficiencies that can be achieved through integration and coordination of utility operations.  The Commission has noted that, although the framers of the Act were concerned about "the evils of bigness, they were also aware that the combination of isolated local utilities into an integrated system afforded opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations . . . . [and] [t]hey wished to preserve these opportunities."[45]

By virtue of this Transaction, PNM Resources will be in a position to realize precisely these types of benefits.  By combining operations, PNM Resources expects to produce savings in, among other areas, support service expenses, procurement, information technology systems and other shared administrative areas as well as providing opportunities for lower capital costs, increased efficiencies and increased purchasing power.  PNM Resources anticipates approximately $10 million of annual pre-tax cost savings in the first year after closing and expects to realize increased financial flexibility and achieve annual interest expense and preferred dividend savings of at least $40 million at TNP Enterprises.

[44] See, e.g., In Re Commonwealth & Southern, 26 S.E.C. 464 (1947).

[45] American Elec. Power Co., 46 S.E.C. 1299, 1309 (1978).

Competitive Effects.  Section 10(a)(1) also requires the Commission to consider the possible anti-competitive effects of a proposed combination.[46]  The Transaction will have no adverse impact on competition because it principally involves combination of utility energy delivery assets that are subject to pervasive state regulation.  Because TNMP owns no generation, the combination results in no potential enhancement of generation based market power.  The ERCOT transmission assets are subject to pervasive state regulation, and the transmission assets in other states are all subject to FERC open access requirements.  PNM Resources has no competitive presence in the ERCOT market and First Choice solely competes within ERCOT.  PNM Resources and TNP Enterprises have filed Notification and Report Forms with the Department of Justice and the Federal Trade Commission pursuant to the HSR Act describing the effects of the Transaction on competition in the relevant market, and the applicable waiting period under the HSR Act was terminated on February 2, 2005.  The NMPRC must approve the Transaction.  A determination that the Transaction is in the public interest under the laws of the State of Texas is being sought from the PUCT and an unopposed stipulation that the Transaction is in the public interest has been filed with the PUCT. Further, the Transaction requires the approval of FERC pursuant to section 203 of the Federal Power Act and FERC requires a demonstration that the acquisition will have no anticompetitive effects in wholesale power markets.  The Commission has found, and the courts have agreed, that it may defer to FERC with respect to such matters.[47]

(b)        Section 10(b)(2) - Consideration and Fees

Applicable Standard.  Section 10(b)(2) precludes approval of an acquisition if the consideration to be paid in connection with the combination, including all fees, commissions and other remuneration, is "not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of . . . the utility assets underlying the securities to be acquired."  The Commission has found "persuasive evidence" that the standards of Section 10(b)(2) are satisfied where, as here, the agreed consideration for an acquisition is the result of an arm's-length negotiations between the managements of the companies involved, supported by opinions of financial advisors.[48]

[46] See Mun. Elec. Ass'n. of Massachusetts v. S.E.C., 433 F. 2d 1052 (D.C. Cir. 1969).

[47] See Madison Gas & Electric Co. v. S.E.C., 168 F.3d 1337 (D.C. Cir. 1999); City of Holyoke v. S.E.C., 972 F.2d 358, 363-64 (D.C. Cir. 1992).

[48] See Entergy Corp., 51 S.E.C. 869, 879 (1993); Southern Company, HCAR No. 24579 (February 12, 1988); Ohio Power Co., HCAR No. 16753 (June 8, 1970).

The Transaction is the product of extensive arm's-length negotiations between SW Acquisition and PNM Resources.  These negotiations were preceded by extensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of the respective companies.  The Parties to the Transaction were advised concerning the Transaction by experienced investment bankers and accounting and legal professionals.  The beneficial owners of TNP Enterprises held an auction process for the sale of TNP Enterprises, which was implemented by the financial advisor, Goldman, Sachs & Co.  PNM Resources was one of several potential bidders invited to participate in the auction.  After the submission of the initial bid, PNM Resources was invited to participate further.  At this stage, PNM Resources performed due diligence.  During PNM Resources' due diligence process, the Administrative Law Judge assigned to TNMP's stranded cost proceeding issued a Proposal for Decision ("PFD") to the PUCT.  After the issuance of the PFD, SW Acquisition decided to withdraw its auction process.  However, while TNP Enterprises was analyzing possible asset sales, PNM Resources continued discussions with SW Acquisition regarding a proposed TNP Enterprises acquisition, and a formal negotiation began.  The negotiations ultimately resulted in an offer, acceptance, and approval by TNP Enterprises' sole common shareholder, and the public announcement of the transaction.  As recognized by the Commission, prices arrived at through arm's-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied.[49]

Further, the Commission has acknowledged that assistance of independent consultants in setting consideration is evidence that the requirements of Section 10(b)(2) have been met.[50]  As such, to assure that PNM Resources paid a fair price for TNP Enterprises, each company retained its own financial advisors.  Banc of America Securities LLC acted as sole financial advisor to PNM Resources and provided a fairness opinion regarding the consideration to be paid by PNM Resources for TNP Enterprises.  SW Acquisition was advised by Goldman, Sachs & Company.

Finally, PNM Resources' board of directors unanimously approved the Transaction as did the equity investors of TNP Enterprises, led by its largest holder CIBC WG Argosy Merchant Fund 2, LLC and its affiliates.  Such approvals provide additional assurance that the price agreed to is reasonable.

Fees and Expenses.  A further consideration under Section 10(b)(2) is the overall fees, commissions and expenses to be incurred in connection with the Transaction.  PNM believes the Transaction costs are reasonable and fair in light of the size and nature of the Transaction relative to other utility acquisitions and mergers.  Further, the anticipated benefits of the acquisition to the public, investors and consumers are consistent with recent precedent and meet the standards of Section 10(b)(2).

[49] See Ohio Power Co., Holding Co. Act Release No. 16753 (June 8, 1970).

[50] See Southern Company, Holding Co. Act Release No. 24579 (February.12, 1988).

As set forth in Item 2 of this Application, the combined total estimated fees and expenses of the Transaction paid or incurred by PNM Resources are approximately $6,488,000.00, or 0.6% of the value of the Transaction (approximately $1,000,000,000.00).  These figures are consistent with the overall costs incurred and the percentages approved as reasonable by the Commission in prior applications.[51]

(c)        Section 10(b)(3) - Complicated Capital Structure; No Detriment to Protected Interests

Applicable Standard.  Section 10(b)(3) requires the Commission to determine whether the Transaction will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding-company system.  In summary, the acquisition price will be paid to current TNP Enterprises' shareholders in equal parts of PNM Resources newly issued common stock (approximately 4.7 million shares) and cash.  As a result, immediately after closing, current TNP Enterprises' shareholders will own approximately 6% of PNM Resources common stock and existing PNM Resources shareholders (including Cascade) will own approximately 94% of the then outstanding shares of PNM Resources' common stock.  PNM Resources is planning to restructure the balance sheet at TNP Enterprises in conjunction with the closing of this Transaction.  The planned restructuring leaves all current debt at TNMP outstanding while all debt and preferred stock at TNP Enterprises will be retired or redeemed, as shown above.

The investment community, as demonstrated by the price movement of PNM Resources stock, has viewed the transaction positively.  Rating agencies have also expressed their positive reaction to the acquisition through their press releases. This transaction is in the public interest from a financial perspective because the debt and preferred stock at the highly leveraged holding company, TNP Enterprises, is being eliminated and replaced principally with equity thus significantly decreasing financial risk.  Additionally, with the close of the transaction it is anticipated that the credit ratings of TNMP will move to investment grade and TNMP will have better access to capital at lower rates.  Lower capital costs will benefit all stakeholders.

PNM Resources is using a conservative financing plan that leaves the credit ratings and outlooks of PNM Resources and PNM unchanged at BBB/Baa2 with a stable outlook.  At the same time, the acquisition and the conservative financial restructuring will improve the financial fundamentals of TNMP to those consistent with a BBB‑/Baa3 credit rating.  As a result, we expect that TNMP will move from non-investment grade to investment grade.  TNMP will become a financially stronger utility with investment grade ratings, and with more consistent access to the capital markets at improved rates.  These benefits will ensure that the Texas and New Mexico customers of TNMP will have a financially viable transmission and distribution utility to provide essential services in a safe, reliable, and efficient manner.  Overall, the acquisition enhances the financial strength and strategic position of the PNM Resources and TNP Enterprises family of companies.

[51] See EnergyNorth, Inc., HCAR No. 22704 (Nov. 9, 1982) (approving a transaction where the fees and expenses represented approximately four and seven-tenths percent (4.7%) of the consolidated equity value of the two utilities purchased through the stock acquisition); Kansas Power and Light Co., HCAR No. 25465 (Feb. 5, 1992) (approving fees and expenses representing more than three percent (3%) of the total value of the stock purchased); American Elec. Power Co., HCAR No. 27186 (June 14, 2000) (finding total fees, commissions and expenses of approximately $ 72.7 million as reasonable); Dominion Res., HCAR No. 27113 (Dec. 15, 1999) (finding as reasonable, fees and expenses totaling $ 55.5 million).

Finally, the affiliate interests in PNM Resources held by Cascade and Mr. Gates, which will remain in place after the Transaction is consummated, also do not create any complexity in the capital structure of PNM Resources or unfairly or inequitably distribute voting power among the security holders of PNM Resources in contravention of Section 10(b)(3) as well as Section 11(b)(2).  As indicated, there have been other instances of new registered holding companies having upstream affiliates.[52]

Capital Structure.  PNM Resources' capital structure will be similar to the capital structures of existing registered holding company systems.  In the Transaction, PNM Resources will acquire one hundred percent (100%) of the outstanding voting securities of TNP Enterprises with TNP Enterprises' common shareholders receiving approximately 4.7 million shares in PNM Resources.  Consequently, the Transaction will not create any publicly held minority stock interest in the voting securities of any public utility company.

The anticipated consolidated common equity of PNM Resources after completion of the Transaction is approximately 40% of total capitalization, which is well within the range of the common equity component of capitalization found acceptable by the Commission.  The Commission generally requires a common equity to total capitalization ratio of not less than 30% but has approved acquisitions resulting in equity ratios of less than 30% where projected future infusions of capital through the sale of common stock would increase common equity to above 30% or when compelling circumstances exists that the Commission deems warrant its approval.[53]

Although after the Transaction PNM Resources plans to retain TNP Enterprises, TNP Enterprises' continued existence shall not complicate PNM Resources' capital structure as TNP Enterprises will exist only as a conduit.

No Detriment to Protected Interests.  Section 10(b)(3) also requires the Commission to determine whether the proposed combination will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the combined system.  The combination of PNM Resources and TNP Enterprises is entirely consistent with the proper functioning of a registered holding company system.  The utility operations of PNM and TNMP in the WECC will be (a) effectively interconnected by means of available open access transmission capacity, (b) economically operated under normal conditions as a single, coordinated system, and (c) confined to a single area or region (i.e., Southwestern United States) which is not so large as to impair localized management, efficient operation and effective regulation.  Consequently and as further discussed herein, the combination will result in substantial, otherwise unavailable, savings and benefits to the public and to consumers and investors of both companies.  The class voting rights associated with the Cascade investment will only become effective in the event of common stockholder approval.

[52]  See Unitil Corporation, et al., supra n. 2.

[53] See Northeast Util., 50 S.E.C. 427, 440 (Dec. 12, 1990).

iii.         Section 10(c) - Sections 8 and 11; Integration

Notwithstanding the provisions of Section 10(b), Section 10(c) provides that the Commission shall not approve:

(1)        an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

(2)        the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.

(a)        Section 10(c)(1) - Sections 8 and 11

1.         The Transaction will be lawful under Section 8

            Section 10(c)(1) first requires that the Transaction be lawful under Section 8, which was intended to prevent holding companies, by the use of separate subsidiaries, from circumventing State restrictions on common ownership of gas and electric operations.  The Transaction will not result in any new situation of common ownership of so-called "combination" systems within a given sate.  PNM already provides electric and gas service in overlapping areas of New Mexico.  Moreover, New Mexico law does not prohibit combination gas and electric utilities serving the same area[54], thus, the Transaction does not raise any issue under Section 8 or the first clause of Section 10(c)(1).  NMPRC's predecessor previously approved PNM's acquisition of its natural gas distribution assets, resulting in PNM providing natural gas service through much of its electric service area.  The NMPRC has jurisdiction over this acquisition and it is expected the NMPRC will approve the change of control of the TNMP's New Mexico electric system to PNM Resources.  A favorable finding by the NMPRC will provide the Commission further assurance that the requirements of Section 8 of the Act have been satisfied.

[54] N.M STAT. ANN. § 62-6-4.4 (Repl. Pamp. 2004) expressly provides for combined gas and electric utilities, as follows:"  A public utility that provides both electricity and natural gas distribution services shall not be required to functionally separate its electric and gas transmission, transportation and distribution operations from each other.  Any rule or order to the contrary is void.  Nothing in this section shall prevent a combined gas and electric distribution company from selling the natural gas commodity to customers pursuant to tariffs approved by the commission."  New Mexico Laws 2003, Ch. 336 § 3.

2.         The Transaction is Not Detrimental to Carrying out Provisions of Section 11

Section 10(c)(1) also requires that the Transaction not be "detrimental to the carrying out of the provisions of Section 11."  Section 11(b)(1) directs the Commission generally to limit a registered holding company "to a single integrated public-utility system" and permitted "additional" systems.  As more fully explained below, the combination of the electric utility operations of PNM and TNMP in New Mexico will result in a single integrated electric utility system ("New Mexico Electric Utility System").  The TNMP ERCOT electric utility system in Texas ("ERCOT System") will be an additional system and will be retained under the ABC clauses of Section 11(b)(1).  In addition, the gas distribution facilities of PNM are a single, integrated gas utility system and will be an additional system retained under Sections  11(b)(1) and  9(b)(1) of the Act.[55]

(A)       Integration of Electric Utility Operations

The threshold question is whether the electric utility properties of PNM Resources and TNP Enterprises in New Mexico can be combined to form a single "integrated public-utility system," which as applied to electric utility companies, is defined in the Act to mean:

a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation. [56]

The Commission has articulated four separate prerequisites for approval of a proposed acquisition: (1) The post-acquisition public-utility system's assets must be "physically interconnected or capable of physical interconnection" (the interconnection requirement); (2) the assets must be capable of economic operation "as a single interconnected and coordinated system" (the coordination requirement); (3) the system itself must be confined to a "single area or region" (the region requirement); and (4) the system "must not be so large as to impair the advantages of localized management, efficient operation, and the effectiveness of regulation" (the localization requirement).[57]  The electric utility system formed by the Transaction outside of ERCOT satisfies each of these tests and each are discussed below.

[55] Further, the Commission has determined that natural gas distribution systems that share common services with associated electric distribution systems may be retained pursuant to the additional systems proviso of Section 11(b) of the Act where they are located in the same state and present no risk to the integrity of local regulation.  Reliant Energy, Inc. (Centerpoint), HCAR No. 27548 (July 5, 2002).

[56] 15 U.S.C. § 79(b) (a) (29) (A) (2004).  The definition of "integrated public utility system does not require that the system be confined to a separate corporate entity or within a single corporate entity

 [57] See Nat'l. Rural Elec. Coop. Ass'n. v. S.E.C., 276 F.3d 609, 611 (D.C. Cir. 2002)

Interconnection.  The first requirement for an integrated electric utility system is that the electric generation and/or transmission and/or distribution facilities comprising the system must be "physically interconnected or capable of physical interconnection."[58]  PNM owns or leases 2,902 circuit miles of electric transmission lines - all located within New Mexico and Arizona - over which it provides open-access service pursuant to an open-access transmission tariff on file with FERC.[59]  These transmission lines are interconnected with lines owned by utilities that serve customers in Arizona, Colorado, New Mexico, Utah and Texas.

TNMP owns, either solely or jointly with other utilities, 235 circuit miles of 345 kV transmission facilities, approximately 207 miles of which are located in New Mexico and approximately 28 miles of which are located in Arizona.  In New Mexico, TNMP also owns, either solely or jointly with other utilities, 143 circuit miles of 115 kV transmission facilities, and 109 circuit miles of transmission facilities rated at less than 115 kV.  TNMP also holds joint ownership in transmission facilities in Eddy County, New Mexico, that comprise an AC/DC/AC point of interconnection between the Western Electricity Coordinating Council (WECC) and the Southwest Power Pool. TNMP has contracts to provide and receive transmission for and from others over its system in New Mexico.  All of these facilities serve TNMP's New Mexico retail service area.  TNMP has on file with FERC a tariff for open access transmission service over its New Mexico system.[60]

TNMP's New Mexico system and PNM's system are physically interconnected.  TNMP's Central to Hildalgo lines interconnect with PNM's Luna to Greenlee line.  Moreover the two systems are physically integrated between Grant County and Luna County.  Both TNMP's and PNM's New Mexico transmission systems are part of the WECC.  In addition, both TNMP's and PNM's New Mexico transmission systems utilize the same OASIS system, wesTTrans.net.  The OASIS system, wesTTrans.net, is an enhanced OASIS site serving a significant portion of the Western Interconnection.

[58] Id.

[59] Public Service Company of New Mexico, FERC Electric Tariff, Second Revised Volume No. 4.  See Pub. Svc. Co. of New Mexico, 95 FERC¶ 61,214 (2001).

[60] Texas-New Mexico Power Company, FERC Electric Tariff, Original Volume No. 2.

Coordination.  Historically, the Commission has interpreted the requirement that an integrated electric system be economically operated under normal conditions as a single interconnected and coordinated system "to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs."[61]  The Commission has noted that, through this standard, "Congress intended that the utility properties be so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to one another."[62]

Traditionally, the most obvious indicia of "coordinated operations" was the ability to jointly dispatch all system generating units automatically on an economic basis in order to achieve the lowest overall cost of electricity.  However, recently, the Commission has recognized that joint economic dispatch is not per se a requirement for a finding of coordinated operations.[63]

In applying the integration standard, the Commission considers the coordination of functions in addition to the coordination of the generation and transmission within a system.[64]  For example, the Commission has found coordinating operational and administrative functions to constitute "de facto" integration for exempt holding companies.[65]  As stated in Item 1 F., above, PNM Resources will utilize Services to provide coordinated administrative and general services coordination for PNM and TNMP.  As discussed, the use of Services will create substantial economies and efficiencies.

Under Section 2(a)(29)(A), the Commission further analyzes whether the coordinated operation of the system results in economies and efficiencies.  In Madison Gas and Electric Company v. S.E.C.,[66] the U.S. Court of Appeals determined that in analyzing whether a system will be economically operated and coordinated under Section 10(c)(2) and Section 2(a)(29)(A), the focus must be on whether the acquisition "as a whole" will "tend toward efficiency and economy."

As previously discussed in Item 3(B)(ii)(a), by virtue of this Transaction and through combining operations with TNP Enterprises, PNM Resources expects to produce savings in, among other areas, support service expenses, procurement, information technology systems and other shared administrative areas as well as providing opportunities for reduced capital costs, increased efficiencies and increased purchasing power.  PNM Resources anticipates approximately $10 million of annual pre-tax cost savings in the first year after closing and expects to realize increased financial flexibility and achieve annual interest expense and preferred dividend savings of at least $40 million at TNP Enterprises.  Given the aforementioned savings and synergies and other benefits anticipated from this Transaction, the coordinated operation of the system results in economies and efficiencies.

[61] Conectiv, Inc., HCAR No. 26832 (Feb. 25, 1998) (citing The North America Company, 11 S.E.C. 194, 242 (1942)).

[62] Id. (citing Cities Service Co., 14 S.E.C. 28, 55 (1943)).

[63] See Exelon Corp., HCAR No. 27256 (Oct. 19, 2000); Am. Elec. Power Co., Holding Co. Act Release No. 27186 (June 14, 2000).

[64] See Gen. Pub. Util. Co., HCAR No. 13116 (March 2, 1956) (integration is accomplished through power dispatching by a central load dispatcher as well as through coordination of maintenance and construction requirements); Middle S. Util., Inc., HCAR No. 11782 (March 20, 1953) (integration accomplished through an operating committee coordinating scheduling of generation and system dispatch as well as making and keeping records and necessary reports, coordination construction programs, etc.).

[65] See Sierra Pacific Res., HCAR No. 27054 (July 26, 1999).

[66] 168 F.3d 1337 (D.C. Cir. 1999)

Single Area or Region.  As required by Section 2(a)(29)(A), after the Transaction, the operations of the PNM Resources electric utility system will be confined to a "single area or region in one or more States."  PNM Resources' electric utility system will be confined to the State of New Mexico, where it already operates.

Size.  The final clause of Section 2(a)(29)(A) requires the Commission to look to the size of the combined system (considering the state of the art and the area or region affected) and its effect upon localized management, efficient operation, and the effectiveness of regulation.  Here, the size of the PNM Resources electric system will not impair the advantages of the aforementioned components, but rather, the proposed Transaction will advance the efficiency of operations.

Localized Management.  The Commission has found that an acquisition does not impair the advantages of localized management where the new holding company's "management [would be] drawn from the present management" or where the acquired company's management would remain substantially intact.[67]  The Commission has further noted that the distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation."[68]  The Commission will also evaluate localized management in terms of whether a merged system will be "responsive to local needs."[69]  Although centralized financing and corporate functions will be an important source of economies, PNM Resources plans to maintain local operational forces and offices in order to assure adequate customer service and reliable operations.

Efficient Operation.  As discussed in the analysis of Section 10(b)(1) and/or Section 10(c)(2), the acquisition will result in significant economies and efficiencies.  Operations will be more efficiently performed on a centralized basis because of economies of scale, standardized operating and maintenance practices and closer coordination of system-wide matters.  As previously discussed in Item 3(B)(ii)(a), by virtue of this Transaction and through combining operations with TNP Enterprises, PNM Resources expects to produce savings in, among other areas, support service expenses, procurement, information technology systems and other shared administrative areas as well as providing opportunities for reduced capital costs, increased efficiencies and increased purchasing power.  PNM Resources anticipates approximately $10 million of annual pre-tax cost savings in the first year after closing and expects to realize increased financial flexibility and achieve annual interest expense and preferred dividend savings of at least $40 million at TNP Enterprises.  Further, the Transaction will afford the combined companies opportunities for economies of scale as parts of PNM Resources' gas service territory overlaps with TNMP's New Mexico electric operations.  Given the aforementioned savings and synergies and other benefits anticipated from this Transaction, the coordinated operation of the system results in economies and efficiencies.

[67] See Sempra Energy, HCAR No. 26971 (Feb. 1, 1999); Centerior Energy Corp., HCAR No. 24073 (April 29, 1986).

[68] See Am. Elec. Power Co.,HCAR No. 20633 (July 21, 1978).

[69] Id.

Effective Regulation.  The Transaction will not impair the effectiveness of regulation at either the State or Federal level.  TNMP and PNM will continue to be regulated by the NMPRC with respect to retail rates, services and other matters.  At the Federal level, PNM Resources will be regulated as a single registered holding company.  In addition, New Mexico Electric Utility System (PNM and TNMP's New Mexico assets) will continue to be regulated by FERC with respect to its wholesale interstate electric sales and transmission services.

(B)       Retention of ERCOT System as an Additional System

Although the corporate support of the portion of the TNMP electric utility assets located in ERCOT (the "ERCOT System") will be provided by Services, the ERCOT System is not interconnected with the rest of the TNMP system or the PNM Resources system.  The ERCOT System is itself an integrated electric utility system instantaneously matching generations with consumer demand through an ERCOT-wide balancing function.  The retention of the ERCOT System is consistent with Section 11 of the Act, and its divestiture would be inconsistent with the interests of investors or consumers.  The "A-B-C" clauses of Section 11(b)(1) of the Act allow a registered holding company to own "one or more" additional integrated systems if certain conditions are met.  Specifically, the Commission must find that (A) the additional system "cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system," (B) the additional system is located in one State or adjoining states, and (C) the combination of systems under the control of a single holding company is "not so large . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

First, the ERCOT System currently is, and will continue to be, a single, integrated public-utility system in accordance with the four separate prerequisites identified in Section B(iii)(a)(2)(A).[70]

Interconnection:  The ERCOT Electric Utility System is primarily a distribution company in Texas but it also includes 965 circuit miles of transmission facilities rated at 69 kV and above.  The ERCOT Electric Utility System will continue to operate within ERCOT.

Coordination.  ERCOT generation and transmission services are coordinated through a centralized generation balancing system that provides integration.[71]

[70] See Item 3, Section B(iii)(a)(2)(A) of this Application for the definition of a integrated electric-utility system and the four prerequisites for a finding of an integrated electric-utility system.

[71] See, e.g., Reliant Energy, Inc., HCAR No. 27548 (July 5, 2002) (finding transmission, distribution, and generation within ERCOT to constitute an integrated system.)  See also, UNITIL Corp., HCAR No. 25524 (April 24, 1992) ("three closely related but noncontiguous distribution territories" constitute a single integrated system because of the integration provided by a regional pool.)

Single Area or Region.  The ERCOT Electric Utility System will remain in and be confined to the State of Texas, as required by Section 2(a)(29)(A).

Size.  The final clause of Section 2(a)(29)(A) requires the Commission to look to the size of the combined system (considering the state of the art and the area or region affected) and its effect upon localized management, efficient operation, and the effectiveness of regulation.  Here, the size of the ERCOT Electric Utility System will not change as a result of the Transaction.

Localized Management.  The Commission has found that an acquisition does not impair the advantages of localized management where the new holding company's "management [would be] drawn from the present management" or where the acquired company's management would remain substantially intact.[72]  The Commission has further noted that the distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation."[73]  The Commission will also evaluate localized management in terms of whether a merged system will be "responsive to local needs."[74]  The Transaction will not cause management to be more remote from operations than it is today, and will not eliminate local management.

Efficient Operation:  As discussed above, the acquisition will result in significant economies and efficiencies.  PNM Resources will benefit through a broader and more diverse business base within the same region as its current operators, helping it achieve economies of scale.  These economies of scale, and particularly reduced financing costs, will benefit the operations presently conducted by TNP Enterprises.  PNM Resources will benefit through a broader and more diverse business base within the same region as its current operators, helping it achieve economies of scale.  These economies of scale, and particularly reduced financing costs, will benefit the operations presently conducted by TNP Enterprises.

Effective Regulation.  The Transaction will not impair the effectiveness of regulation at either the State or Federal level.  TNMP will continue to be regulated by the PUCT with respect to retail rates, services and other matters in Texas, and the New Mexico utility subsidiary operations of PNM Resources will continue to be subject to the jurisdiction of the NMPRC.

[72] See Sempra Energy, HCAR No. 26971 (Feb. 1, 1999); Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986).

[73] See Am. Elec. Power Co., HCAR No. 20633 (July 21, 1978).

[74] Id.

The ERCOT Electric Utility System satisfies the integration requirements of Section 2(A)(29)(A) of the Act and the retention of this system is also appropriate under the A-B-C clauses of Section 11(b)(1) of the Act, as shown below.

(i)         Loss of Economies

Clause A requires a showing that each additional integrated system cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by a holding company of such system.  This test may be satisfied by showing a "real economic need" on the part of the additional system(s) to be retained by the primary system.  H.R. Rep. No. 1903, 7th Cong 1st Sess., 70-71, cited with approval S.E.C. v.  New England Electric System, 384 U.S. 176,181 (1966).  Historically, as a result of the need to balance the benefits of continued gas/electric competition against the savings associated with a gas/electric combination, the Commission has considered four ratios as a "guide" to determining whether lost economies would be "substantial" under Section 11(b)(1)(A) - specifically, the Commission has considered the estimated loss of economies expressed in terms of the ratio of increased expenses to the system's (1) total operating revenues, (2) operating revenue deductions, (3) gross income and (4) net income.[75]

            Specifically, the Commission has considered the estimated loss of economies expressed in terms of the ratio of increased expenses to the system's total operating revenues, operating revenue deductions, gross income and net income.[76] More recently, in CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000), fn. 40, the Commission determined that it will no longer require a comparison of resulting loss ratios to those in earlier cases. As shown herein, the economies specific to the Transaction that would be lost to the ERCOT system absent retention are very substantial.

[75] Engineers Pub. Serv. Co., 12 S.E.C. 41 (1942), rev'd on other grounds and remanded, 138 F.2d 936 (D.C. Cir. 1943), vacated as moot, 332 U.S. 788 (1947) ("Engineers"); New England Elec.  Sys., 41 S.E.C. 888, 893-899 (1964).  In Engineers, the Commission suggested that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross income, and 42.46% loss of net income would afford an  "impressive basis for finding a loss of substantial economies" associated with a divestiture.  The Commission has also found that the presumed benefits of separate gas and electric operations are not present given the current environment of the industry, a conclusion affirmed by Madison Gas & Electric Co. v. S.E.C., 168 F.3d 1337 (D.C. Cir. 1999).  However, the Commission has indicated that it will no longer require a comparison of resulting loss ratios to those in earlier cases.  See CP&L Energy, Inc., HCAR No. 27284, n. 40 (November. 27, 2000).

[76] See Engineers Public Service Co., 12 S.E.C. 41 (1942), rev'd on other grounds and remanded, 138 F. 2d 936 (DC Cir. 1943), vacated as moot, 332 US 788 (1947) ("Engineers"), and New England Electric System, 41 S.E.C. 888, 893 - 899 (1964).

In its early decisions, the Commission's use of ratios arose in order to consider the increases in operational expenses that were anticipated upon divestiture, but also take into account, as offsetting benefits, competitive advantages that were perceived to flow from a separation of gas and electric operations.  S.E.C. v.  New England Electric System, 384 U.S. 176, 179 (1966).  In more recent cases, however, the Commission has recognized that these assumptions are outdated and that the historical ratios do not provide an adequate indication of the substantial loss of economies that may occur by forcing a separation of electric and gas.  Specifically, beginning with its decision in New Century Energies, Inc.,[77] the Commission took notice of the changing circumstances in today's electric and gas industries, notably the increasing convergence of the electric and gas industries. The Commission concluded that, "in these circumstances, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together. This factor adds to the quantifiable loss of economies caused by increased costs."[78] This view was repeated in subsequent cases, including the 1997 Merger Order and WPL Holdings, Inc.[79]  The Commission has also recognized that revenue enhancement opportunities and other benefits likely to be realized from a "convergence" merger would be diminished or lost if the Commission forced a divestiture of the additional system.[80]

Here the additional ERCOT System does not present the same issue of eliminating competition as is typically presented in convergence mergers.  As a result, the Commission's traditional concerns are not presented by the Transaction.  Instead, maintaining the ERCOT system as a separate system would require it to seek access to capital under conditions that are not favorable to investors or consumers with no offsetting enhancements of competition.  Due to a regulatory impairment solely related to the ERCOT System, TNP Enterprises shareholder equity has been substantially eliminated.  Moreover, maintenance of the ERCOT utility operations as a separate system would increase the fixed costs associated with those operations by virtue of the loss of cost sharing with existing TNMP New Mexico operations.  Moreover, the ERCOT System would not participate in the savings associated with the Transaction, and likely would have higher financing costs, assuming access to capital markets remained feasible.[81]

TNMP's senior unsecured debt is rated BB+ by S&P and Ba2 by Moody's, both of which are below investment grade.  Being investment grade is vital for a company to access the capital markets for funding needed for growth and liquidity at reasonable rates.  The availability of capital at a reasonable cost is a necessity for TNMP's future investment in transmission and distribution infrastructure.  The increased equity in TNMP resulting from the acquisition will likely result in credit upgrades for TNMP.  Therefore, the ERCOT System would bear the brunt of the loss of the economies.  The rating agencies cited various concerns such as potential delays in TNMP's debt reduction plans, weakened credit profile at TNMP, the limited ability of TNMP to pay dividends to its parent, TNP Enterprises, and the parent's inability to generate sufficient cash to cover its debt obligations absent those dividends, as reasons for the downgrades in ratings and outlook.  These concerns would be amplified if PNM were forced to divest the ERCOT System.  As a result substantial loss of economies would occur to the ERCOT System if it had to be divested.

[77] 53 S.E.C. 54 (1997).

[78] 53 S.E.C. at 76.

[79] 53 S.E.C. 501 (1997), aff'd Madison Gas & Electric Co. v. S.E.C., 168 F.3d 1337 (D.C. Cir. 1999).

[80] See SCANA Corp., HCAR No. 27133 (Feb. 9, 2000); and Northeast Utilities, Holding Co. Act Release No. 27127 (Jan. 31, 2000).

[81] In Northeast Utilities, HCAR No. 27127 (January 31, 2000), the potential loss of expected integration economies were sufficient to permit Northeast Utilities, a larger integrated electric utility holding company system to acquire Yankee Energy System, Inc., an exempt holding company including the largest gas distributor in Connecticut.

The Commission has recognized that integrated electric utility systems may retain small additional systems without the need for a formal study of the hypothetical effects of divestiture.[82]  In New Century Energies, Inc., HCAR No. 26748 (August 1, 1997) The Commission approved the formation of a new registered holding company combining Public Service of Colorado and Southwestern Public Service Company, including its Cheyenne Light Fuel and Power Company ("Cheyenne"), located in Cheyenne, Wyoming.  Cheyenne was not integrated with the rest of the system in New Mexico, Texas, Kansas, and Oklahoma.  Because of its small size, the "record . permits a finding that there would be a loss of substantial economies if New Century Energies were required to divest these properties."  Id. at 80.  Although larger than the Cheyenne system, the ERCOT system is smaller than those found by the Commission to be "small" in an absolute sense in administering section 3(a) (5) of the Act.  AES Corp., HCAR No. 27363 (2001); AES Corp., HCAR No.  27063 (1999).  TNMP's restricted access to capital markets, and the losses associated with its ERCOT System, each support finding the ERCOT system to fall within the ambit of the "small" additional systems Congress intended to be retainable under the additional system proviso to Section 11(b) of the Act.  S.E.C. v.  New England Electric System, 390 U.S. 207, 220 n.19 (1968) ("The Commission may properly regard size of operation to be a relevant factor.  One of Congress' concerns in providing the exception involved here was to protect small companies likely to fail if separated from the parent holding company.")

The presence of economies for the ERCOT system and specific to the Transaction which benefit consumers is further shown by TNMP and PNM Resources' stipulation to a rate reduction, rate freeze and synergy savings credit for retail customers of TNMP's ERCOT system in PUCT Case No. 30172 on February 3, 2005. The synergy savings credit would not be available to the ERCOT system if it were not retained by PNM Resources.

(ii)           Same State or Adjoining State

[82] The ERCOT public-utility system of TNMP is quite small.  Its utility assets in Texas, as of September 30, 2004, were comprised of transmission and distribution assets having a net book value of approximately $424,165,000.  Prior to restructuring, and including its New Mexico and Texas energy sales and generation (now divested pursuant to Texas restructuring), TNMP was no larger than the public-utility companies found to be "small" in an absolute sense by the Commission in its administration of Section 3(a)(5) of the Act.  The AES Corporation, HCAR No. 27363 (March 23, 2001); and AES Corporation HCAR No. 27063 (August 20, 1999).

The proposed Transaction does not raise any issue under Section 11(b)(1)(B) of the Act.  The Commission paraphrased the requirements of Clause B as follows: "All of such additional systems are located in a State in which the single integrated public-utility system operates, or in states adjoining such a State, or in a foreign country contiguous thereto."[83]  The transmission and distribution utility of TNMP is located and operates exclusively in Texas, which is adjacent to New Mexico where PNM's electric and gas utilities are located.  Thus, the requirement that each additional system be located in a State in which the single integrated public-utility system operates or in states adjoining such State is satisfied.

(iii)       Size

Retention of the ERCOT Electric Utility System as an additional integrated system does not raise any issues under Section 11(b)(1)(C) of the Act.  The combination of the ERCOT Electric Utility System along with the PNM Resources Gas System and the New Mexico Electric Utility System under the control of a single holding company will "not [be] so large . .. . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."  As the Commission has recognized, the determinative consideration is not size alone or size in an absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation and effective regulation.

(C)       Retention of PNM Resources Gas System as an Additional System

Since the Commission has interpreted the term "integrated public-utility system" to mean a system that is either gas or electric, but not both, it was necessary to qualify the gas operations of PNM Resources ("PNM Resources Gas System") as a qualifying "additional system."  In PNM Resources, Inc., HCAR No. 27934 (December 30, 2004), the Commission determined that the PNM Resources Gas System was an additional system properly retainable by PNM.

Section 9(a)(2) of the Act states that unless the Transaction has been approved by the Commission under Section 10, "it shall be unlawful for any person, by use of mails or any means or instrumentality of interstate commerce, to acquire, directly or indirectly, any security of any public-utility company, if such person . . . will by virtue of such acquisition become such an affiliate."[84]  However, Section 9(b)(1) of the Act adds that subsection (a) above shall not apply "to the acquisition by a public-utility company of utility assets the acquisition of which has been expressly authorized by a State commission."  As discussed above, the acquisition of the gas utility assets by PNM was specifically approved by the predecessor agency to the NMPRC, and the NMPRC will also approve the pending Transaction.  Also, as shown above, Utility Operations is an integrated business segment and the gas utility operations share common services and corporate services with the electric utility operations.  This sharing of common and integrated corporate services is sufficient to justify retention of gas distribution by an electric utility.[85]

[83] Engineers Pub. Serv. Co., 9 S.E.C. 764, 777 (July 23, 1941), rev'd on other grounds and remanded, 138 F.2d 936 (D.C. Cir. 1943), vacated as moot, 332 U.S. 788 (1947)

[84] Section 2(a)(11)(A) of the Act defines "Affiliate" as "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company."

[85] Reliant Energy, Inc., HCAR No. 27548 (July 5, 2002).

Under Section 2(a)(29)(A), the Commission further analyzes whether the coordinated operation of the system results in economies and efficiencies.  In Madison Gas and Electric Company v. S.E.C., 168 F.3d 1337 (D.C. Cir. 1999), the U.S. Court of Appeals determined that in analyzing whether a system will be economically operated and coordinated under Section 10(c)(2) and Section 2(a)(29)(A), the focus must be on whether the acquisition "as a whole" will "tend toward efficiency and economy."

(D)       Retention of Other Businesses

First Choice and Avistar each qualifies as an energy-related company under 17 C.F.R. §250.58, and their retention raises no substantial issues under the Act. PNM Resources proposes to retain the active non-utility subsidiaries of the combined system. First Choice is a firm engaged in  domestic energy marketing authorized pursuant to Rule 58(b)(1)(v) and, as previously found by the Commission, Avistar is a firm engaged in the domestic marketing of energy technologies authorized by Rule 58(b)(1)(vii). The Commission has previously authorized the retention of existing inactive subsidiaries solely for the purpose of winding up their affairs. See, e.g. PNM Resources, Inc., HCAR No. 27934 (December 30, 2004). The factoring subsidiary exclusively services the utility operations of PNM Resources and therefore is reasonably incidental to the operation of its system.  PNM Resources holds a limited partnership interest in National Corporate Tax Credit Fund XII, a passive investment qualifying for Low Income Housing Tax Credits under Section 42 of the internal Revenue Code.[86]  Consistent with past authorizations of investments of this nature, PNM Resources takes no part in any of the management of the fund or its properties and proposes to retain its interests only so long as the tax credits are available, and expects to dispose of these interests in twelve to thirteen years.

(E)       The Transaction Will Satisfy the Requirements of Section 11(b)(2) as incorporated by Section 10(c)(1)(vi)

Section 11(b)(2) directs the Commission:

To require that each registered holding company, and each subsidiary company thereof, shall take such steps as the Commission shall find necessary to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system.  In carrying out the provisions of this paragraph the Commission shall require each registered holding company (and any such company in the same holding company system with such holding company) to take such action as the Commission shall find necessary in order that such holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company.  Except for the purpose of fairly and equitably distributing voting power among the security holders of such company, nothing in this paragraph shall authorize the Commission to require any change in the corporate structure or existence or any company which is not a holding company, or of any company whose principal business is that of a public-utility company.

[86] The Commission has determined that such investment may be retained. First Energy Corp., HCAR No. 27625 (December 19, 2002). PNM Resources acquired this interest in 2002 substantially before registering under the Act and has not sought authority to make any further investments of this nature.

As previously noted, PNM Resources plans to retain TNP Enterprises; however, TNP Enterprises will exist only as a conduit with no active operations or financial obligations and as such, will not complicate the structure of the PNM Resources holding company system.

The presence of substantial equity investors in a holding company does not create complexity in the capital structure.  PNM Resources fully discloses its major investors pursuant to the 1934 Act.  Equity, unlike debt, creates no fixed payment obligation which might influence operations in a fashion inconsistent with the public interest, the concern identified by Section 1 of the Act.

(b)        Section 10(c)(2) - Economies and Efficiencies

The Commission and the courts have interpreted Section 10(c)(2) of the Act to require that, in addition to satisfying the four single integrated public-utility system requirements of Section 2(a)(29)(A), a proposed acquisition of an electric utility company must also serve the public interest by producing net efficiencies and economies.[87]  In this regard, the Transaction will serve the public interest by tending toward the economical and efficient development of an integrated public utility system, and therefore, will satisfy the requirements of Section 10(c)(2) of the Act.

[87] See Nat. Rural Elec. Coop. Ass'n. v S.E.C., 276 F.3d 609, 611 (D.C. Cir. 2002) (citing Wisconsin's Envtl. Decade, Inc. v. S.E.C., 882 F.2d 523, 528 (D.C. Cir. 1989)).

This Transaction will produce economies and efficiencies as well as result in an improved financial structure for the consolidated PNM Resources that are sufficient (given the size of the acquisition) to satisfy the standards of Section 10(c)(2) of the Act.  Although some of the anticipated economies and efficiencies will be fully realized only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met.[88]  Some potential benefits cannot be precisely estimated; nevertheless, such benefits are entitled to consideration.  As the Commission has noted, "specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable."[89]

Economies and efficiencies that will serve the public interest: (1) TNP Enterprises is highly leveraged; through the acquisition and PNM Resources' broader business base, it will be able to inject capital resources and deleverage the TNP Enterprises; (2) upon completion of the acquisition, PNM Resources plans to either retire or refinance $385 million of TNP Enterprises debt; redeem TNP Enterprises' preferred securities; and issue approximately $100 million of long-term debt at PNM Resources.  These actions will result in a net long-term debt and preferred reduction of approximately $500 million.  As a result, PNM Resources is expected to realize increased financial flexibility and net interest savings of at least $40 million at TNP Enterprise; (3) broader business base of the combined companies will allow the spreading of fixed costs; and (4) the acquisition is not expected to affect the credit ratings of both PNM Resources and PNM; both Moody's and S&P have indicated that PNM's Baa2 rating by Moody's and PNM Resources' BBB credit rating by S&P will be maintained; in fact, as a result of the deleveraging of TNMP, PNM Resources anticipates that TNMP will be considered for a ratings upgrade.

(c)        Section 10(f) - Compliance with State Law

Section 10(f) provides that:

The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of Section 11.

As previously indicated, the Acquisition is subject to approval by the NMPRC. A determination by the PUCT that the Transaction is in the public interest is also being sought. PNM Resources intends to comply with all applicable State laws.

C.        Intra-system Transactions

[88] Am. Elec. Power Co., 46 S.E.C. 1299, 1320-21 (1978).

[89] Centerior Energy Corp., HCAR No. 24073 (April 29, 1986).

PNM Resources proposes to add TNMP and First Choice as client companies of Services. and thereby provide corporate services at cost to First Choice and TNMP.  Pursuant to the program of restructuring implemented by the State of Texas pertaining to the ERCOT System of TNP Enterprises, affiliates of TNMP are able to access certain shared services, such as billing, accounting, and payroll systems.  Applicants propose to maintain these arrangements in place where such is consistent with economical operations and to comply with both state and FERC affiliate transaction regulation and the applicable rules of the Commission, including Rules 90 and 91.[90]

ITEM 4.           REGULATORY APPROVALS

A.        Antitrust

Under the HSR Act, and the rules promulgated thereunder by the Federal Trade Commission ("FTC"), the Transaction may not be consummated until (1) PNM Resources and TNP Enterprises filed notifications and provided certain information to the FTC and the Department of Justice and (2) satisfaction of the required waiting period. PNM Resources and TNP Enterprises have filed the required notification statements and, on February 2, 2005, the FTC granted early termination of the waiting period.

The transaction has no adverse effect on competition because the PNM resources and TNP Enterprises systems do not compete in any meaningful fashion.

B.         Federal Power Act

Section 203 of the Federal Power Act provides that no public utility shall sell or otherwise dispose of its jurisdictional facilities or directly or indirectly merge or consolidate such facilities with those of any other person or acquire any security of any other public utility, without first having obtained authorization from FERC.  Under Section 203 of the Federal Power Act, FERC will approve a merger if it finds that merger "consistent with the public interest."  In reviewing a merger, FERC evaluates three factors: (i) whether the merger will adversely affect competition, (ii) whether the merger will adversely affect cost based power or transmission rates, and (iii) whether the merger will impair the effectiveness of regulation.  On December 23, 2004, PNM Resources and TNMP filed a joint application with FERC requesting FERC to approve the Transaction under Section 203 of the Federal Power Act, which is attached as Exhibit D-1.

On March 2, 2005, FERC approved the Transaction as the Transaction will not have an adverse effect on competition, rates or regulation and, therefore, is consistent with the public interest.  PNM Resources, Inc., 110 FERC ¶ 61,204 (2005).  FERC also approved the establishment of a Market Monitoring Plan, which would have an independent Market Monitor to oversee FERC-jurisdictional operations of the combined entity in order to mitigate any competitive harm resulting from the merger and to promote competition in the region.

C.        State Public Utility Regulation

[90] Energy East Corp., HCAR No. 27729 (September 30, 2003) is an example of similar arrangement being authorized to the extent not authorized by Rule 87.

PNM Resources and TNMP are subject to the jurisdiction of NMPRC, and they have filed a joint application for approval of the Transaction with the NMPRC, a copy of which is attached as Exhibit D-3.  TNMP is subject to the jurisdiction of the PUCT, and it has made a joint filing with PNM Resources seeking a PUCT determination that the Transaction is consistent with the public interest under the laws of the State of Texas. A copy of the application filed with PUCT is attached as Exhibit D-6.

The presence of economies for the ERCOT system and specific to the Transaction which benefit consumers is further shown by TNMP and PNM Resources' stipulation to a rate reduction, rate freeze and synergy savings credit for retail customers of TNMP's ERCOT system in PUCT Case No. 30172 on February 3, 2005. The synergy savings credit would not be available to the ERCOT system if it were not retained by PNM Resources.

As discussed above, on February 3, 2005, the parties in PUCT Case No. 30172 reached a joint stipulation in support of the transaction, which has been filed with the PUCT.  On March 31, 2005 the PUCT approved the acquisition.

On February 28, 2005, PJM Resources, TNMP, Staff of the NMPRC, the New Mexico Industrial Energy Consumers, and the Attorney General of the State of New Mexico entered into a joint stipulation agreement whereby the signatories stipulated that PNM Resources' and TNMP's application to the NMPRC should be approved.  In addition, as agreed to by the parties, the following will occur: (1) PNM Resources should be authorized to acquire the common stock of TNP Enterprises, (2) a portion of the net synergy savings should be allocated to PNM and TNMP customers, and (3) a rate reduction for TNMP's New Mexico retail electric customers should be implemented.

ITEM 5.           PROCEDURE

The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to the filing of this Application and to specify a date by which comments must have been filed and a date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

The Applicants request that there should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective; waive a recommended decision by a hearing officer or other responsible officer of the Commission; and consent to the participation of the Division of Investment Management in the preparation of the Commission's decision and/or order.

ITEM 6.           EXHIBITS AND FINANCIAL STATEMENTS

A.        Exhibits

A-1      Restated Articles of Incorporation of PNM Resources, Inc., dated February 22, 2002 (incorporated by reference).  Exhibit 3.1 of PNM Resources' Annual on Form 10-K for the year ended December 31, 2001, File No. 333-32170).

A-2      Articles of Incorporation of TNP Enterprises, Inc. (incorporated by reference to Exhibit 3(a)(i) of TNP Enterprises' Form 10Q for the quarter ended March 31, 2000, File No.002-89800).

B-1      Stock Purchase Agreement (incorporated by reference to Ex.-2 of PNM Resources' Form 8-K dated July 28, 2004, File No.333-32170).

B-2      Unit Purchase Agreement, dated as of August 13, 2004, between PNM Resources, Inc. and Cascade Investment, L.L.C. (including exhibits thereto) (incorporated by reference to Current Report on Form 8-K of PNM Resources, Inc., dated as of August 18, 2004, File No. 333-32170).

B-3      Proxy Solicitation Materials (submitted under cover of Form SE)

D-1      Application to FERC for Approval of Transaction (submitted under cover of Form SE)

D-2      Order of FERC Approving the Transaction (to be filed by amendment)

D-4      Application to the New Mexico Public Regulation Commission for Approval of Transaction (submitted under cover of Form SE)

D-5      Order of the New Mexico Public Regulation Commission Approving the Transaction (to be filed by amendment)

D-6      Joint Application to the Public Utility Commission of Texas for Approval of Transaction (submitted under cover of Form SE)

D-7      Order of the Public Utility Commission of Texas Approving the Transaction (to be filed by amendment)

E-1      Map of Electric Service Areas of PNM Resources, Inc. and TNP Enterprises. Inc. (to be filed by amendment)

E-2      Map of Gas Service Areas of PNM Resources, Inc. (to be filed by amendment)

F-1      Opinion of counsel to PNM Resources, Inc. (to be filed by amendment)

G-1      Proposed form of Federal Register notice (to be filed by amendment)

H         Special Power of Attorney of William H. Gates III, dated March 14, 2001 (incorporated by reference to Cascade Investment, L.L.C. Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp., as filed on March 19, 2001, in File No. 005-52919).

B.         Financial Statements

FS-1    Consolidated Balance Sheet and Statement of Income of PNM Resources, Inc. as of and for the year ended December 31, 2004 (incorporated by reference to the Annual Report on Form 10-K of PNM Resources, Inc. for the year ended December 31, 2004, in File No. 333-32170)

FS-2    Consolidated Balance Sheet and Statement of Income of TNP Enterprises, Inc. as of and for the year ended December 31, 2004 (incorporated by reference to the Annual Report on Form 10-K of TNP Enterprises, Inc. for the year ended December 31, 2004, in File No. 002-89800)

FS-3    Unaudited Pro Forma Financial Statements of PNM Resources, Inc., giving effect to the Transaction (Filed Pursuant to Rule 104)

ITEM 7.           INFORMATION AS TO ENVIRONMENTAL EFFECTS

The Transaction and any related transactions do not involve "major federal actions" nor will they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act.  The Transaction and any related transactions will not result in changes in the operation of PNM Resources or TNP Enterprises or their subsidiaries that would have an impact on the environment.  The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the Transaction and any related transactions.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application to be signed on their behalves by the undersigned thereunto duly authorized.

PNM RESOURCES, INC.

By:       //s// Patrick T. Ortiz

Name: Patrick T. Ortiz
Title: Senior Vice President, General Counsel and Secretary

CASCADE INVESTMENT, L.L.C.

By: //s// Michael Larson

Name:  Michael Larson

Title:     Business Manager

WILLIAM H. GATES III (by Michael Larson as attorney-in-fact)

                By: //s// William H. Gates III

                William H. Gates III by Michael
                 Larson as attorney-in-fact*

Date:    April 7, 2005

                                                                        * Duly authorized under Special Power of Attorney
                                                                         (see Exhibit H).